SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C.  20549

                            FORM S-6

 For Registration Under the Securities Act of 1933 of Securities of Unit Investment Trusts Registered on Form N-8B-2

A.   Exact Name of Trust:             FT 415

B.   Name of Depositor:               NIKE SECURITIES L.P.

C.   Complete Address of Depositor's  1001 Warrenville Road
     Principal Executive Offices:     Lisle, Illinois  60532

D.   Name and Complete Address of
     Agents for Service:              NIKE SECURITIES L.P.
                                      Attention:  James A. Bowen
                                      Suite 300
                                      1001 Warrenville Road
                                      Lisle, Illinois  60532

                                        CHAPMAN & CUTLER
                                        Attention:  Eric F. Fess
                                        111 West Monroe Street
                                        Chicago, Illinois  60603

E.   Title of Securities
     Being Registered:                An indefinite number of
                                      Units pursuant to Rule
                                      24f-2 promulgated under
                                      the Investment Company Act
                                      of 1940, as amended.

F.   Approximate Date of Proposed
     Sale to the Public:              ____ Check if it is
                                      proposed that this filing
                                      will become effective on
                                      _____ at ____ p.m.
                                      pursuant to Rule 487.

     The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.






              SUBJECT TO COMPLETION DATED FEBRUARY 25, 2000

                  BANDWIDTH SELECT PORTFOLIO, SERIES 3
               E-INFRASTRUCTURE SELECT PORTFOLIO, SERIES 2
              GENOMICS & PROTEOMICS SELECT PORTFOLIO SERIES
                GLOBAL TECHNOLOGY SELECT PORTFOLIO SERIES
          SOFTWARE INNOVATIONS 2000 SELECT PORTFOLIO, SERIES 2
             WORLD WIDE WIRELESS SELECT PORTFOLIO, SERIES 2
                      BANDWIDTH PORTFOLIO, SERIES 3
                  E-INFRASTRUCTURE PORTFOLIO, SERIES 2
                 GENOMICS & PROTEOMICS PORTFOLIO SERIES
                   GLOBAL TECHNOLOGY PORTFOLIO SERIES
              SOFTWARE INNOVATIONS 2000 PORTFOLIO, SERIES 3
                 WORLD WIDE WIRELESS PORTFOLIO, SERIES 2

                                 FT 415

FT 415 is a series of a unit investment trust, the FT Series. FT 415 consists of twelve separate portfolios listed above (each, a "Trust," and collectively, the "Trusts"). Each Trust invests in a diversified portfolio of common stocks ("Securities") issued by companies in the industry sector or investment focus for which each Trust is named. The objective of each Trust is to provide above-average capital appreciation. Each Select Portfolio Series has an expected maturity of approximately 18 months. Each Portfolio Series has an expected maturity of approximately five years.

THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS
PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IS NOT
SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                   First Trust (registered trademark)
                             1-800-621-9533

              The date of this prospectus is March __, 2000

Page 1


                       Table of Contents

Summary of Essential Information                         3
Fee Table                                                8
Report of Independent Auditors                          11
Statements of Net Assets                                12
Schedules of Investments                                16
The FT Series                                           29
Portfolios                                              30
Risk Factors                                            34
Portfolio Securities Descriptions                       35
Public Offering                                         38
Distribution of Units                                   40
The Sponsor's Profits                                   41
The Secondary Market                                    42
How We Purchase Units                                   42
Expenses and Charges                                    42
Tax Status                                              43
Retirement Plans                                        44
Rights of Unit Holders                                  44
Income and Capital Distributions                        45
Redeeming Your Units                                    46
Removing Securities from a Trust                        47
Amending or Terminating the Indenture                   47
Information on the Sponsor, Trustee and Evaluator       48
Other Information                                       49

Page 2


                   Summary of Essential Information

                                 FT 415

                    At the Opening of Business on the
                 Initial Date of Deposit-March __, 2000

                    Sponsor:  Nike Securities L.P.
                    Trustee:  The Chase Manhattan Bank
                  Evaluator:  First Trust Advisors L.P.

                                                             Bandwidth            e-Infrastructure     Genomics & Proteomics
                                                             Select Portfolio     Select Portfolio     Select Portfolio
                                                             Series 3             Series 2             Series
                                                             ____________         ____________         ____________
Initial Number of Units (1)
Fractional Undivided Interest
    in the Trust per Unit (1)                                      1/                   1/                   1/
Public Offering Price:
    Aggregate Offering Price Evaluation
         of Securities per Unit (2)                          $  9.900             $  9.900             $  9.900
    Maximum Sales Charge of
      3.25% of the Public Offering
         Price per Unit  (3.283% of the net amount invested,
         exclusive of the deferred sales charge) (3)         $   .325             $   .325             $   .325
    Less Deferred Sales Charge per Unit                      $  (.225)            $  (.225)            $  (.225)
Public Offering Price per Unit (4)                           $ 10.000             $ 10.000             $ 10.000
Sponsor's Initial Repurchase Price per Unit (5)              $  9.675             $  9.675             $  9.675
Redemption Price per Unit
    (based on aggregate underlying value
     of Securities less deferred sales charge) (5)           $  9.675             $  9.675             $  9.675
Cash CUSIP Number
Reinvestment CUSIP Number
Wrap CUSIP Number
Security Code

First Settlement Date                       March __, 2000
Mandatory Termination Date (6)              September 3, 2001
Income Distribution Record Date             Fifteenth day of each June and December, commencing June 15, 2000.
Income Distribution Date (7)                Last day of each June and December, commencing June 30, 2000.
_____________

See "Notes to Summary of Essential Information" on page 6.

Page3


                      Summary of Essential Information

                                 FT 415

                    At the Opening of Business on the
                 Initial Date of Deposit-March __, 2000

                    Sponsor:  Nike Securities L.P.
                    Trustee:  The Chase Manhattan Bank
                  Evaluator:  First Trust Advisors L.P.

                                                             Global Technology    Software           World Wide Wireless
                                                             Select Portfolio     Innovations 2000   Select Portfolio
                                                             Series               Select Portfolio   Series 2
                                                                                  Series 2
                                                             ____________         ____________       ___________________
Initial Number of Units (1)
Fractional Undivided Interest
    in the Trust per Unit (1)                                      1/                   1/                   1/
Public Offering Price:
    Aggregate Offering Price Evaluation
         of Securities per Unit (2)                          $  9.900             $  9.900             $  9.900
    Maximum Sales Charge of
      3.25% of the Public Offering
         Price per Unit  (3.283% of the net amount invested,
         exclusive of the deferred sales charge) (3)         $   .325             $   .325             $   .325
    Less Deferred Sales Charge per Unit                      $  (.225)            $  (.225)            $  (.225)
Public Offering Price per Unit (4)                           $ 10.000             $ 10.000             $ 10.000
Sponsor's Initial Repurchase Price per Unit (5)              $  9.675             $  9.675             $  9.675
Redemption Price per Unit
    (based on aggregate underlying value
     of Securities less deferred sales charge) (5)           $  9.675             $  9.675             $  9.675
Cash CUSIP Number
Reinvestment CUSIP Number
Wrap CUSIP Number
Security Code

First Settlement Date                       March __, 2000
Mandatory Termination Date (6)              September 3, 2001
Income Distribution Record Date             Fifteenth day of each June and December, commencing June 15, 2000.
Income Distribution Date (7)                Last day of each June and December, commencing June 30, 2000.
_____________

See "Notes to Summary of Essential Information" on page 6.

Page 4


                       Summary of Essential Information

                                 FT 415

                    At the Opening of Business on the
                 Initial Date of Deposit-March __, 2000

                    Sponsor:  Nike Securities L.P.
                    Trustee:  The Chase Manhattan Bank
                  Evaluator:  First Trust Advisors L.P.

                                                             Bandwidth            e-Infrastructure     Genomics & Proteomics
                                                             Portfolio            Portfolio            Portfolio
                                                             Series 3             Series 2             Series
                                                             ___________          ___________          ___________
Initial Number of Units (1)
Fractional Undivided Interest
   in the Trust per Unit (1)                                       1/                   1/                   1/
Public Offering Price:
   Aggregate Offering Price Evaluation
      of Securities per Unit (2)                             $  9.900             $  9.900             $  9.900
   Maximum Sales Charge of
       4.50% of the Public Offering Price per Unit
      (4.545% of the net amount invested,
      exclusive of the deferred sales charge) (3)            $   .450             $   .450             $   .450
   Less Deferred Sales Charge per Unit                       $  (.350)            $  (.350)            $  (.350)
Public Offering Price per Unit (4)                           $ 10.000             $ 10.000             $ 10.000
Sponsor's Initial Repurchase Price per Unit (5)              $  9.550             $  9.550             $  9.550
Redemption Price per Unit
    (based on aggregate underlying value
   of Securities less deferred sales charge) (5)             $  9.550             $  9.550             $  9.550
Cash CUSIP Number
Reinvestment CUSIP Number
Wrap CUSIP Number
Security Code

First Settlement Date                  March __, 2000
Mandatory Termination Date (6)         March 15, 2005
Income Distribution Record Date        Fifteenth day of each June and December, commencing June 15, 2000.
Income Distribution Date (7)           Last day of each June and December, commencing June 30, 2000.
_____________

See "Notes to Summary of Essential Information" on page 6.

Page 5


                       Summary of Essential Information

                                 FT 415

                    At the Opening of Business on the
                 Initial Date of Deposit-March __, 2000

                    Sponsor:  Nike Securities L.P.
                    Trustee:  The Chase Manhattan Bank
                  Evaluator:  First Trust Advisors L.P.

                                                            Global Technology     Software             World Wide Wireless
                                                            Portfolio             Innovations 2000     Portfolio
                                                            Series                Portfolio            Series 2
                                                                                  Series 3
                                                             ___________          ___________          ___________
Initial Number of Units (1)
Fractional Undivided Interest
   in the Trust per Unit (1)                                       1/                   1/                   1/
Public Offering Price:
   Aggregate Offering Price Evaluation
      of Securities per Unit (2)                             $  9.900             $  9.900             $  9.900
Maximum Sales Charge of
       4.50% of the Public Offering Price per Unit
      (4.545% of the net amount invested,
      exclusive of the deferred sales charge) (3)            $   .450             $   .450             $   .450
   Less Deferred Sales Charge per Unit                       $  (.350)            $ (.350)             $  (.350)
Public Offering Price per Unit (4)                           $ 10.000             $ 10.000             $ 10.000
Sponsor's Initial Repurchase Price per Unit (5)              $  9.550             $  9.550             $  9.550
Redemption Price per Unit
    (based on aggregate underlying value
   of Securities less deferred sales charge) (5)             $  9.550             $  9.550             $  9.550
Cash CUSIP Number
Reinvestment CUSIP Number
Wrap CUSIP Number
Security Code

First Settlement Date                  March __, 2000
Mandatory Termination Date (6)         March 15, 2005
Income Distribution Record Date        Fifteenth day of each June and December, commencing June 15, 2000.
Income Distribution Date (7)           Last day of each June and December, commencing June 30, 2000.
______________

                NOTES TO SUMMARY OF ESSENTIAL INFORMATION

(1) As of the close of business on the Initial Date of Deposit, we may adjust the number of Units of a Trust so that the Public Offering Price per Unit will equal approximately $10.00. If we make such an adjustment, the fractional undivided interest per Unit will vary from the amounts indicated above.

(2) Each listed Security is valued at its last closing sale price. If a Security is not listed, or if no closing sale price exists, it is valued at its closing ask price. Evaluations for purposes of determining the purchase, sale or redemption price of Units are made as of the close of trading on the New York Stock Exchange ("NYSE") (generally 4:00 p.m. Eastern time) on each day on which it is open (the "Evaluation Time").

(3) The maximum sales charge consists of an initial sales charge and a deferred sales charge. See "Fee Table" and "Public Offering."

(4) The Public Offering Price shown above reflects the value of the Securities on the business day prior to the Initial Date of Deposit. No investor will purchase Units at this price. The price you pay for your Units will be based on their valuation at the Evaluation Time on the date you purchase your Units. On the Initial Date of Deposit the Public Offering Price per Unit will not include any accumulated dividends on the Securities. After this date a pro rata share of any accumulated dividends on the Securities will be included.

(5) Until the earlier of six months after the Initial Date of Deposit or the end of the initial offering period, the Sponsor's Initial Repurchase

Page 6

Price per Unit and the Redemption Price per Unit will include the estimated organization costs per Unit set forth under "Fee Table." After such date, the Sponsor's Repurchase Price and Redemption Price per Unit will not include such estimated organization costs. See "Redeeming Your Units."

(6) See "Amending or Terminating the Indenture."

(7) Distributions from the Capital Account will be made monthly on the last day of the month to Unit holders of record on the fifteenth day of such month if the amount available for distribution equals at least $1.00 per 100 Units. In any case, we will distribute any funds in the Capital Account in December of each year.


                               Fee Table

This Fee Table describes the fees and expenses that you may, directly or indirectly, pay if you buy and hold Units of a Trust. See "Public Offering" and "Expenses and Charges." Although each Select Portfolio Series has a term of approximately 18 months, and each Portfolio Series has a term of approximately five years, and each is a unit investment trust rather than a mutual fund, this information allows you to compare fees.

                                                       Bandwidth                e-Infrastructure        Genomics & Proteomics
                                                       Select Portfolio         Select Portfolio        Select Portfolio
                                                       Series 3                 Series 2                Series
                                                        ________________        ________________        ________________
                                                                    Amount                  Amount                  Amount
                                                                    per Unit                per Unit                per Unit
                                                                    ______                  ______                  ______
Unit Holder Transaction Expenses
(as a percentage of public offering price)
Maximum sales charge                                    3.25%       $.325       3.25%       $.325       3.25%       $.325
                                                        ========    =======     =======     =======     =======     =======
Initial sales charge (paid at time of purchase)         1.00%(a)    $.100       1.00%(a)    $.100       1.00%(a)    $.100
Deferred sales charge
(paid in installments or at redemption)                 2.25%(b)     .225       2.25%(b)     .225       2.25%(b)     .225

Maximum sales charge imposed on reinvested dividends    2.25%       $  .225     2.25%       $  .225     2.25%       $  .225

Organization Costs
(as a percentage of public offering price)
Estimated organization costs                             .260%(c)   $.0260       .260%(c)    $.0260      .260%(c)    $.0260
                                                         ========    =======     =======     =======     =======     =======
Estimated Annual Trust Operating Expenses
(as a percentage of average net assets)
Portfolio supervision, bookkeeping, administrative
and evaluation fees                                     %           $.          %           $.          %           $.
Creation and development fee                             .250%(d)                .250%(d)                .250%(d)
Trustee's fee and other operating expenses              %(e)                    %(e)                    .%(e)
                                                        ______      ______      ______      ______      ______      ______
Total                                                   %           $           %           $.          %           $
                                                        ======      ======      ======      ======      ======      ======

                                                        Global Technology        Software Innovations    World Wide Wireless
                                                        Select Portfolio Series  2000 Select Portfolio   Select Portfolio
                                                                                 Series                  Series 2
                                                        ________________         ________________        ________________
                                                                    Amount                  Amount                  Amount
                                                                    per Unit                per Unit                per Unit
                                                                    ______                  ______                  ______
Unit Holder Transaction Expenses
(as a percentage of public offering price)
Maximum sales charge                                    3.25%       $  .325     3.25%       $  .325     3.25%       $  .325
Initial sales charge (paid at time of purchase)         1.00%(a)    $.100       1.00%(a)    $.100       1.00%(a)    $.100
Deferred sales charge
(paid in installments or at redemption)                 2.25%(b)     .225       2.25%(b)     .225       2.25%(b)     .225

Maximum sales charge imposed on reinvested dividends    2.25%       $  .225     2.25%       $  .225     2.25%       $  .225

Organization Costs
(as a percentage of public offering price)
Estimated organization costs                             .260%(c)   $.0260       .260%(c)    $.0260      .260%(c)    $.0260
                                                         ========    =======     =======     =======     =======     =======
Estimated Annual Trust Operating Expenses
(as a percentage of average net assets)
Portfolio supervision, bookkeeping, administrative
and evaluation fees                                     %           $.          %           $.          %           $.
Creation and development fee                             .250%(d)                .250%(d)                .250%(d)
Trustee's fee and other operating expenses              %(e)                    %(e)                    %(e)
                                                        ______      ______      ______      ______      ______      ______
Total                                                   %           $           %           $.          %           $
                                                        ======      ======      ======      ======      ======      ======

                                         Fee Table

                                                        Bandwidth               e-Infrastructure       Genomics & Proteomics
                                                        Portfolio               Portfolio               Portfolio
                                                        Series 3                Series 2                Series
                                                        ________________        ________________        ________________
                                                                    Amount                  Amount                  Amount
                                                                    per Unit                per Unit                per Unit
                                                                    ______                  ______                  ______
Unit Holder Transaction Expenses
(as a percentage of public offering price)
Maximum sales charge                                    4.50%       $  .450     4.50%       $  .450     4.50%       $  .450
Initial sales charge (paid at time of purchase)         1.00%(a)    $.100       1.00%(a)    $.100       1.00%(a)    $.100
Deferred sales charge
(paid in installments or at redemption)                 3.50%(b)     .350       3.50%(b)     .350       3.50%(b)     .350

Maximum sales charge imposed on reinvested dividends    3.50%       $  .350     3.50%       $  .350     3.50%       $  .350

Organization Costs
(as a percentage of public offering price)
Estimated organization costs                             .225%(c)   $.0225       .225%(c)   $.0225       .225%(c)   $.0225
                                                         ========   ======       ========   ======       ========   ======
Estimated Annual Trust Operating Expenses
(as a percentage of average net assets)
Portfolio supervision, bookkeeping, administrative
and evaluation fees                                     %           $.          %           $.          %           $.
Creation and development fee                             .250%(d)                .250%(d)                .250%(d)
Trustee's fee and other operating expenses              %(e)                    %(e)                    %(e)
                                                        ______      ______      ______      ______      ______      ______
Total                                                   %           $           %           $.          %           $
                                                        ======      ======      ======      ======      ======      ======

                                                        Global Technology      Software Innovations     World Wide Wireless
                                                        Portfolio Series       2000 Portfolio           Portfolio
                                                                               Series 3                 Series 2
                                                        ________________        ________________        ________________
                                                                    Amount                  Amount                  Amount
                                                                    per Unit                per Unit                per Unit
                                                                    ______                  ______                  ______
Unit Holder Transaction Expenses
(as a percentage of public offering price)
Maximum sales charge                                    4.50%       $  .450     4.50%       $  .450     4.50%       $  .450
Initial sales charge (paid at time of purchase)         1.00%(a)    $.100       1.00%(a)    $.100       1.00%(a)    $.100
Deferred sales charge
(paid in installments or at redemption)                 3.50%(b)     .350       3.50%(b)     .350       3.50%(b)     .350

Maximum sales charge imposed on reinvested dividends    3.50%       $  .350     3.50%       $  .350     3.50%       $  .350

Organization Costs
(as a percentage of public offering price)
Estimated organization costs                             .225%(c)   $.0225       .225%(c)   $.0225       .225%(c)   $.0225
                                                         ========   ======       ========   ======       ========   ======
Estimated Annual Trust Operating Expenses
(as a percentage of average net assets)
Portfolio supervision, bookkeeping, administrative
and evaluation fees                                     %           $.          %           $.          %           $.
Creation and development fee                             .250%(d)                .250%(d)                .250%(d)
Trustee's fee and other operating expenses              %(e)                    %(e)                    %(e)
                                                        ______      ______      ______      ______      ______      ______
Total                                                   %           $           %           $.          %           $
                                                        ======      ======      ======      ======      ======      ======


                                 Example

This example is intended to help you compare the cost of investing in a Trust with the cost of investing in other investment products. The example assumes that you invest $10,000 in a Trust for the periods shown and sell all your Units at the end of those periods. The example also assumes a 5% return on your investment each year and that a Trust's operating expenses stay the same. Although your actual costs may vary, based on these assumptions your costs would be:

                                                          1 Year     18 Months (f) 3 Years     5 Years
                                                          __________ __________    __________  __________
Bandwidth Select Portfolio, Series 3                      $          $             $ -         $ -
e-Infrastructure Select Portfolio, Series 2                                          -           -
Genomics & Proteomics Select Portfolio Series                                        -           -
Global Technology Select Portfolio Series                                            -           -
Software Innovations 2000 Select Portfolio, Series 2                                 -           -
World Wide Wireless Select Portfolio, Series 2                                       -           -
Bandwidth Portfolio, Series 3                                        N.A.
e-Infrastructure Portfolio, Series 2                                 N.A.
Genomics & Proteomics Portfolio Series                               N.A.
Global Technology Portfolio Series                                   N.A.
Software Innovations 2000 Portfolio, Series 3                        N.A.
World Wide Wireless Portfolio, Series 2                              N.A.

The example will not differ if you hold rather than sell your Units at the end of each period. The example does not reflect sales charges on reinvested dividends and other distributions. If these sales charges were included, your costs would be higher.
_____________

(a) The initial sales charge is the difference between the maximum sales charge (3.25% in the case of the Select Portfolio Series and 4.50% in the case of the Portfolio Series) and any remaining deferred sales charge.

(b) The deferred sales charge is a fixed dollar amount equal to $.225 per Unit in the case of the Select Portfolio Series and $.350 per Unit in the case of the Portfolio Series which, as a percentage of the Public Offering Price, will vary over time. The deferred sales charge will be deducted in five monthly installments commencing October 20, 2000.

(c) Estimated organization costs will be deducted from the assets of a Trust at the earlier of six months after the Initial Date of Deposit or the end of the initial offering period.

(d)The creation and development fee compensates the Sponsor for creating and developing the Trusts. Each Trust accrues this fee daily during the life of the Trust based on its average net asset value and pays the Sponsor monthly. In connection with the creation and development fee, in no event will the Sponsor collect over the life of a Trust more than
 .75% in the case of the Select Portfolio Series or more than 2.75% in the case of the Portfolio Series of a Unit holder's initial investment.

(e) For each Portfolio Series, other operating expenses include the costs incurred by each Portfolio Series for annually updating the Trusts' registration statements, but do not include brokerage costs and other portfolio transaction fees for any of the Trusts. In certain circumstances the Trusts may incur additional expenses not set forth above. See "Expenses and Charges."

(f)For each Select Portfolio Series, the example represents the estimated costs incurred through each Trust's approximate 18-month life.

                    Report of Independent Auditors

The Sponsor, Nike Securities L.P., and Unit Holders

FT 415

We have audited the accompanying statements of net assets, including the schedules of investments, of FT 415, comprised of the Bandwidth Select Portfolio, Series 3; e-Infrastructure Select Portfolio, Series 2; Genomics & Proteomics Select Portfolio Series; Global Technology Select Portfolio Series; Software Innovations 2000 Select Portfolio, Series 2; World Wide Wireless Select Portfolio, Series 2; Bandwidth Portfolio, Series 3; e-Infrastructure Portfolio, Series 2; Genomics & Proteomics Portfolio Series; Global Technology Portfolio Series; Software Innovations 2000 Portfolio, Series 3; World Wide Wireless Portfolio, Series 2, as of the opening of business on March __, 2000. These statements of net assets are the responsibility of the Trusts' Sponsor. Our responsibility is to express an opinion on these statements of net assets based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statements of net assets are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statements of net assets. Our procedures included confirmation of the letter of credit allocated among the Trusts on March __, 2000. An audit also includes assessing the accounting principles used and significant estimates made by the Sponsor, as well as evaluating the overall presentation of the statements of net assets. We believe that our audit of the statements of net assets provides a reasonable basis for our opinion.

In our opinion, the statements of net assets referred to above present fairly, in all material respects, the financial position of FT 415, comprised of the Bandwidth Select Portfolio, Series 3; e-Infrastructure Select Portfolio, Series 2; Genomics & Proteomics Select Portfolio Series; Global Technology Select Portfolio Series; Software Innovations 2000 Select Portfolio, Series 2; World Wide Wireless Select Portfolio, Series 2; Bandwidth Portfolio, Series 3; e-Infrastructure Portfolio, Series 2; Genomics & Proteomics Portfolio Series; Global Technology Portfolio Series; Software Innovations 2000 Portfolio, Series 3; World Wide Wireless Portfolio, Series 2, at the opening of business on March __, 2000 in conformity with accounting principles generally accepted in the United States.



                                          ERNST & YOUNG LLP

Chicago, Illinois
March __, 2000

                          Statements of Net Assets

                                 FT 415

At the Opening of Business on the Initial Date of Deposit-March __, 2000

                                                             Bandwidth            e-Infrastructure    Genomics & Proteomics
                                                             Select Portfolio     Select Portfolio    Select Portfolio
                                                             Series 3             Series 2            Series
                                                             __________           ____________         ____________
NET ASSETS
Investment in Securities represented
     by purchase contracts (1) (2)                              $                    $                    $
Less liability for reimbursement to Sponsor
     for organization costs (3)                                 (   )                (   )                (   )
Less liability for deferred sales charge (4)                    (   )                (   )                (   )
                                                             ________             ________             ________
Net assets                                                      $                    $                    $
                                                             ========             ========             ========
Units outstanding

ANALYSIS OF NET ASSETS
Cost to investors (5)                                           $                    $                    $
Less maximum sales charge (5)                                   (   )                (   )                (   )
Less estimated reimbursement to Sponsor
     for organization costs (3)                                 (   )                (   )                (   )
                                                             ________             ________             ________
Net assets                                                      $                    $                    $
                                                             ========             ========             ========

______________

See "Notes to Statements of Net Assets" on page 15.

Page 12


                           Statements of Net Assets (cont.)

                                 FT 415

At the Opening of Business on the Initial Date of Deposit-March __, 2000

                                                            Global Technology    Software             World Wide Wireless
                                                            Select Portfolio     Innovations 2000     Select Portfolio
                                                            Series               Select Portfolio     Series 2
                                                                                 Series 2
                                                             ____________         ____________         ____________
NET ASSETS
Investment in Securities represented
     by purchase contracts (1) (2)                              $                    $                    $
Less liability for reimbursement to Sponsor
     for organization costs (3)                                 (   )                (   )                (   )
Less liability for deferred sales charge (4)                    (   )                (   )                (   )
                                                             ________             ________             ________
Net assets                                                      $                    $                    $
                                                             ========             ========             ========
Units outstanding

ANALYSIS OF NET ASSETS
Cost to investors (5)                                           $                    $                    $
Less maximum sales charge (5)                                   (   )                (   )                (   )
Less estimated reimbursement to Sponsor
     for organization costs (3)                                 (   )                (   )                (   )
                                                             ________             ________             ________
Net assets                                                      $                    $                    $
                                                             ========             ========             ========

______________

See "Notes to Statements of Net Assets" on page 15.


Page 13


                        Statements of Net Assets (cont.)

                                 FT 415

At the Opening of Business on the Initial Date of Deposit-March __, 2000

                                                             Bandwidth            e-Infrastructure     Genomics & Proteomics
                                                             Portfolio            Portfolio            Portfolio
                                                             Series 3             Series 2             Series
                                                             ______________       ____________         ____________
NET ASSETS
Investment in Securities represented
     by purchase contracts (1) (2)                              $                    $                    $
Less liability for reimbursement to Sponsor
     for organization costs (3)                                 (   )                (   )                (   )
Less liability for deferred sales charge (4)                    (   )                (   )                (   )
                                                             ________             ________             ________
Net assets                                                      $                    $                    $
                                                             ========             ========             ========
Units outstanding

ANALYSIS OF NET ASSETS
Cost to investors (5)                                           $                    $                    $
Less maximum sales charge (5)                                   (   )                (   )                (   )
Less estimated reimbursement to Sponsor
     for organization costs (3)                                 (   )                (   )                (   )
                                                             ________             ________             ________
Net assets                                                      $                    $                    $
                                                             ========             ========             ========

______________

See "Notes to Statements of Net Assets" on page 15.

Page 14


                         Statements of Net Assets (cont.)

                                 FT 415

At the Opening of Business on the Initial Date of Deposit-March __, 2000

                                                             Global Technology    Software            World Wide Wireless
                                                             Portfolio            Innovations 2000    Portfolio
                                                             Series               Portfolio           Series 2
                                                                                  Series 3
                                                             ____________         ____________        _______________
NET ASSETS
Investment in Securities represented
     by purchase contracts (1) (2)                              $                    $                    $
Less liability for reimbursement to Sponsor
     for organization costs (3)                                 (   )                (   )                (   )
Less liability for deferred sales charge (4)                    (   )                (   )                (   )
                                                             ________             ________             ________
Net assets                                                      $                    $                    $
                                                             ========             ========             ========
Units outstanding

ANALYSIS OF NET ASSETS
Cost to investors (5)                                           $                    $                    $
Less maximum sales charge (5)                                   (   )                (   )                (   )
Less estimated reimbursement to Sponsor
     for organization costs (3)                                 (   )                (   )                (   )
                                                             ________             ________             ________
Net assets                                                      $                    $                    $
                                                             ========             ========
_____________

                    NOTES TO STATEMENTS OF NET ASSETS

(1) Aggregate cost of the Securities listed under "Schedule of Investments" for each Trust is based on their aggregate underlying value.

(2) An irrevocable letter of credit issued by The Chase Manhattan Bank, of which $2,400,000 will be allocated among each of the six Trusts in FT 415, has been deposited with the Trustee as collateral, covering the monies necessary for the purchase of the Securities according to their purchase contracts.

(3) A portion of the Public Offering Price consists of an amount sufficient to reimburse the Sponsor for all or a portion of the costs of establishing the Trusts. These costs have been estimated at $.0260 per Unit for each Select Portfolio Series and $.0225 per Unit for each Portfolio Series. A payment will be made at the earlier of six months after the Initial Date of Deposit or the end of the initial offering period to an account maintained by the Trustee from which the obligation of the investors to the Sponsor will be satisfied. To the extent that actual organization costs of a Trust are greater than the estimated amount, only the estimated organization costs added to the Public Offering Price will be reimbursed to the Sponsor and deducted from the assets of such Trust.

(4) Represents the amount of mandatory deferred sales charge distributions of $.225 per Unit in the case of each Select Portfolio Series, or $.350 per Unit in the case of each Portfolio Series, payable to us in five equal monthly installments beginning on October 20, 2000 and on the twentieth day of each month thereafter (or if such date is not a business day, on the preceding business day) through February 20, 2001. If you redeem your Units before February 20, 2001 you will have to pay the remaining amount of the deferred sales charge applicable to such Units when you redeem them.

(5) The aggregate cost to investors includes a maximum sales charge (comprised of an initial sales charge and a deferred sales charge) computed at the rate of 3.25% of the Public Offering Price per Unit for each Select Portfolio Series (equivalent to 3.283% of the net amount invested, exclusive of the deferred sales charge) or 4.50% of the Public Offering Price per Unit for each Portfolio Series (equivalent to 4.545% of the net amount invested, exclusive of the deferred sales charge), assuming no reduction of sales charge as set forth under "Public Offering."


                         Schedule of Investments

                  Bandwidth Select Portfolio, Series 3
                                 FT 415

                    At the Opening of Business on the
                 Initial Date of Deposit-March __, 2000

                                                                                  Percentage
                                                                                  of Aggregate      Market       Cost of
Number        Ticker Symbol and                                                   Offering          Value per    Securities to
of Shares     Name of Issuer of Securities (1)                                    Price             Share        the Trust (2)
_________     _____________________________________                               _________         ______       _________
                                                                                      %             $            $
                                                                                      %
                                                                                      %
                                                                                      %
                                                                                      %

                                                                                      %
                                                                                      %
                                                                                      %
                                                                                      %

                                                                                      %
                                                                                      %
                                                                                      %
                                                                                      %
                                                                                      %

                                                                                      %

                                                                                      %
                                                                                      %

                                                                                      %
                                                                                      %
                                                                                      %
                                                                                      %
                                                                                      %

                                                                                      %
                                                                                      %
                                                                                      %
                                                                                  ______                         _________
                               Total Investments                                       100%                      $
                                                                                  ======                         =========

_____________

See "Notes to Schedules of Investments" on page 28.

                          Schedule of Investments

               e-Infrastructure Select Portfolio, Series 2
                                 FT 415

                    At the Opening of Business on the
                 Initial Date of Deposit-March __, 2000

                                                                       Percentage
                                                                       of Aggregate      Market       Cost of
Number        Ticker Symbol and                                        Offering          Value per    Securities to
of Shares     Name of Issuer of Securities (1)                         Price             Share        the Trust (2)
_________     _____________________________________                    _________         ______       _________
                                                                          %              $            $
                                                                          %
                                                                          %
                                                                          %
                                                                          %
                                                                          %
                                                                          %
                                                                          %
                                                                          %
                                                                          %
                                                                          %
                                                                          %
                                                                          %
                                                                          %
                                                                          %
                                                                          %
                                                                          %
                                                                          %
                                                                          %
                                                                          %
                                                                          %
                                                                          %
                                                                          %
                                                                          %
                                                                          %
                                                                          %
                                                                          %
                                                                          %
                                                                          %
                                                                       _______                        _______
                               Total Investments                       100%                           $
                                                                       ======                         ======

_____________

See "Notes to Schedules of Investments" on page 28.

                        Schedule of Investments

              Genomics & Proteomics Select Portfolio Series
                                 FT 415

                    At the Opening of Business on the
                 Initial Date of Deposit-March __, 2000

                                                                       Percentage
                                                                       of Aggregate      Market       Cost of
Number        Ticker Symbol and                                        Offering          Value per    Securities to
of Shares     Name of Issuer of Securities (1)                         Price             Share        the Trust (2)
_________     _____________________________________                    _________         ______       _________
                                                                          %              $            $
                                                                          %
                                                                          %
                                                                          %
                                                                          %
                                                                          %
                                                                          %
                                                                          %
                                                                          %
                                                                          %
                                                                          %
                                                                          %
                                                                          %
                                                                          %
                                                                          %
                                                                          %
                                                                          %
                                                                          %
                                                                          %
                                                                          %
                                                                          %
                                                                          %
                                                                          %
                                                                          %
                                                                          %
                                                                          %
                                                                          %
                                                                          %
                                                                          %
                                                                       _______                        _______
                               Total Investments                       100%                           $
                                                                       ======                         ======

_____________

See "Notes to Schedules of Investments" on page 28.

                           Schedule of Investments

                Global Technology Select Portfolio Series
                                 FT 415

                    At the Opening of Business on the
                 Initial Date of Deposit-March __, 2000

                                                                       Percentage
                                                                       of Aggregate      Market       Cost of
Number        Ticker Symbol and                                        Offering          Value per    Securities to
of Shares     Name of Issuer of Securities (1)                         Price             Share        the Trust (2)
_________     _____________________________________                    _________         ______       _________
                                                                          %              $            $
                                                                          %
                                                                          %
                                                                          %
                                                                          %
                                                                          %
                                                                          %
                                                                          %
                                                                          %
                                                                          %
                                                                          %
                                                                          %
                                                                          %
                                                                          %
                                                                          %
                                                                          %
                                                                          %
                                                                          %
                                                                          %
                                                                          %
                                                                          %
                                                                          %
                                                                          %
                                                                          %
                                                                          %
                                                                          %
                                                                          %
                                                                          %
                                                                          %
                                                                       _______                        _______
                               Total Investments                       100%                           $
                                                                       ======                         ======

_____________

See "Notes to Schedules of Investments" on page 28.

                        Schedule of Investments

          Software Innovations 2000 Select Portfolio, Series 2
                                 FT 415

                    At the Opening of Business on the
                 Initial Date of Deposit-March __, 2000

                                                                       Percentage
                                                                       of Aggregate      Market       Cost of
Number        Ticker Symbol and                                        Offering          Value per    Securities to
of Shares     Name of Issuer of Securities (1)                         Price             Share        the Trust (2)
_________     _____________________________________                    _________         ______       _________
                                                                          %              $            $
                                                                          %
                                                                          %
                                                                          %
                                                                          %
                                                                          %
                                                                          %
                                                                          %
                                                                          %
                                                                          %
                                                                          %
                                                                          %
                                                                          %
                                                                          %
                                                                          %
                                                                          %
                                                                          %
                                                                          %
                                                                          %
                                                                          %
                                                                          %
                                                                          %
                                                                          %
                                                                          %
                                                                          %
                                                                          %
                                                                          %
                                                                          %
                                                                          %
                                                                       _______                        _______
                               Total Investments                       100%                           $
                                                                       ======                         ======

_____________

See "Notes to Schedules of Investments" on page 28.

                         Schedule of Investments

             World Wide Wireless Select Portfolio, Series 2
                                 FT 415

                    At the Opening of Business on the
                 Initial Date of Deposit-March __, 2000

                                                                       Percentage
                                                                       of Aggregate      Market       Cost of
Number        Ticker Symbol and                                        Offering          Value per    Securities to
of Shares     Name of Issuer of Securities (1)                         Price             Share        the Trust (2)
_________     _____________________________________                    _________         ______       _________
                                                                          %              $            $
                                                                          %
                                                                          %
                                                                          %
                                                                          %
                                                                          %
                                                                          %
                                                                          %
                                                                          %
                                                                          %
                                                                          %
                                                                          %
                                                                          %
                                                                          %
                                                                          %
                                                                          %
                                                                          %
                                                                          %
                                                                          %
                                                                          %
                                                                          %
                                                                          %
                                                                          %
                                                                          %
                                                                          %
                                                                          %
                                                                          %
                                                                          %
                                                                          %
                                                                       _______                        _______
                               Total Investments                       100%                           $
                                                                       ======                         ======

_____________

See "Notes to Schedules of Investments" on page 28.

                          Schedule of Investments

                      Bandwidth Portfolio, Series 3
                                 FT 415

                    At the Opening of Business on the
                 Initial Date of Deposit-March __, 2000

                                                                       Percentage
                                                                       of Aggregate      Market       Cost of
Number        Ticker Symbol and                                        Offering          Value per    Securities to
of Shares     Name of Issuer of Securities (1)                         Price             Share        the Trust (2)
_________     _____________________________________                    _________         ______       _________
                                                                          %              $            $
                                                                          %
                                                                          %
                                                                          %
                                                                          %
                                                                          %
                                                                          %
                                                                          %
                                                                          %
                                                                          %
                                                                          %
                                                                          %
                                                                          %
                                                                          %
                                                                          %
                                                                          %
                                                                          %
                                                                          %
                                                                          %
                                                                          %
                                                                          %
                                                                          %
                                                                          %
                                                                          %
                                                                          %
                                                                          %
                                                                          %
                                                                          %
                                                                          %
                                                                       _______                        _______
                               Total Investments                       100%                           $
                                                                       ======                         ======

_____________

See "Notes to Schedules of Investments" on page 28.

                      Schedule of Investments

                  e-Infrastructure Portfolio, Series 2
                                 FT 415

                    At the Opening of Business on the
                 Initial Date of Deposit-March __, 2000

                                                                       Percentage
                                                                       of Aggregate      Market       Cost of
Number        Ticker Symbol and                                        Offering          Value per    Securities to
of Shares     Name of Issuer of Securities (1)                         Price             Share        the Trust (2)
_________     _____________________________________                    _________         ______       _________
                                                                          %              $            $
                                                                          %
                                                                          %
                                                                          %
                                                                          %
                                                                          %
                                                                          %
                                                                          %
                                                                          %
                                                                          %
                                                                          %
                                                                          %
                                                                          %
                                                                          %
                                                                          %
                                                                          %
                                                                          %
                                                                          %
                                                                          %
                                                                          %
                                                                          %
                                                                          %
                                                                          %
                                                                          %
                                                                          %
                                                                          %
                                                                          %
                                                                          %
                                                                          %
                                                                       _______                        _______
                               Total Investments                       100%                           $
                                                                       ======                         ======

_____________

See "Notes to Schedules of Investments" on page 28.

                           Schedule of Investments

                 Genomics & Proteomics Portfolio Series
                                 FT 415

                    At the Opening of Business on the
                 Initial Date of Deposit-March __, 2000

                                                                       Percentage
                                                                       of Aggregate      Market       Cost of
Number        Ticker Symbol and                                        Offering          Value per    Securities to
of Shares     Name of Issuer of Securities (1)                         Price             Share        the Trust (2)
_________     _____________________________________                    _________         ______       _________
                                                                          %              $            $
                                                                          %
                                                                          %
                                                                          %
                                                                          %
                                                                          %
                                                                          %
                                                                          %
                                                                          %
                                                                          %
                                                                          %
                                                                          %
                                                                          %
                                                                          %
                                                                          %
                                                                          %
                                                                          %
                                                                          %
                                                                          %
                                                                          %
                                                                          %
                                                                          %
                                                                          %
                                                                          %
                                                                          %
                                                                          %
                                                                          %
                                                                          %
                                                                          %
                                                                       _______                        _______
                               Total Investments                       100%                           $
                                                                       ======                         ======

_____________

See "Notes to Schedules of Investments" on page 28.

                         Schedule of Investments

                   Global Technology Portfolio Series
                                 FT 415

                    At the Opening of Business on the
                 Initial Date of Deposit-March __, 2000

                                                                       Percentage
                                                                       of Aggregate      Market       Cost of
Number        Ticker Symbol and                                        Offering          Value per    Securities to
of Shares     Name of Issuer of Securities (1)                         Price             Share        the Trust (2)
_________     _____________________________________                    _________         ______       _________
                                                                          %              $            $
                                                                          %
                                                                          %
                                                                          %
                                                                          %
                                                                          %
                                                                          %
                                                                          %
                                                                          %
                                                                          %
                                                                          %
                                                                          %
                                                                          %
                                                                          %
                                                                          %
                                                                          %
                                                                          %
                                                                          %
                                                                          %
                                                                          %
                                                                          %
                                                                          %
                                                                          %
                                                                          %
                                                                          %
                                                                          %
                                                                          %
                                                                          %
                                                                          %
                                                                       _______                        _______
                               Total Investments                       100%                           $
                                                                       ======                         ======

_____________

See "Notes to Schedules of Investments" on page 28.

                          Schedule of Investments

              Software Innovations 2000 Portfolio, Series 3
                                 FT 415

                    At the Opening of Business on the
                 Initial Date of Deposit-March __, 2000

                                                                       Percentage
                                                                       of Aggregate      Market       Cost of
Number        Ticker Symbol and                                        Offering          Value per    Securities to
of Shares     Name of Issuer of Securities (1)                         Price             Share        the Trust (2)
_________     _____________________________________                    _________         ______       _________
                                                                          %              $            $
                                                                          %
                                                                          %
                                                                          %
                                                                          %
                                                                          %
                                                                          %
                                                                          %
                                                                          %
                                                                          %
                                                                          %
                                                                          %
                                                                          %
                                                                          %
                                                                          %
                                                                          %
                                                                          %
                                                                          %
                                                                          %
                                                                          %
                                                                          %
                                                                          %
                                                                          %
                                                                          %
                                                                          %
                                                                          %
                                                                          %
                                                                          %
                                                                          %
                                                                       _______                        _______
                               Total Investments                       100%                           $
                                                                       ======                         ======

_____________

See "Notes to Schedules of Investments" on page 28.

                        Schedule of Investments

                 World Wide Wireless Portfolio, Series 2
                                 FT 415

                    At the Opening of Business on the
                 Initial Date of Deposit-March __, 2000

                                                                       Percentage
                                                                       of Aggregate      Market       Cost of
Number        Ticker Symbol and                                        Offering          Value per    Securities to
of Shares     Name of Issuer of Securities (1)                         Price             Share        the Trust (2)
_________     _____________________________________                    _________         ______       _________
                                                                          %              $            $
                                                                          %
                                                                          %
                                                                          %
                                                                          %
                                                                          %
                                                                          %
                                                                          %
                                                                          %
                                                                          %
                                                                          %
                                                                          %
                                                                          %
                                                                          %
                                                                          %
                                                                          %
                                                                          %
                                                                          %
                                                                          %
                                                                          %
                                                                          %
                                                                          %
                                                                          %
                                                                          %
                                                                          %
                                                                          %
                                                                          %
                                                                          %
                                                                          %
                                                                       _______                        _______
                               Total Investments                       100%                           $
                                                                       ======                         ======

Page 27


_____________

                    NOTES TO SCHEDULES OF INVESTMENTS

(1)All Securities are represented by regular way contracts to purchase such Securities which are backed by an irrevocable letter of credit deposited with the Trustee. We entered into purchase contracts for the Securities on March __, 2000. Each Select Portfolio Series has a Mandatory Termination Date of September 3, 2001. Each Portfolio Series has a Mandatory Termination Date of March 15, 2005.

(2)The cost of the Securities to a Trust represents the aggregate underlying value with respect to the Securities acquired (generally determined by the closing sale prices of the listed Securities and the ask prices of the over-the-counter traded Securities at the Evaluation Time on the business day preceding the Initial Date of Deposit). The valuation of the Securities has been determined by the Evaluator, an affiliate of ours. The cost of the Securities to us and our loss (which is the difference between the cost of the Securities to us and the cost of the Securities to a Trust) are set forth below:

                                                          Cost of
                                                          Securities       Profit
                                                          to Sponsor       (Loss)
                                                          _________        _______
Bandwidth Select Portfolio, Series 3                      $                $
e-Infrastructure Select Portfolio, Series 2
Genomics & Proteomics Select Portfolio Series
Global Technology Select Portfolio Series
Software Innovations 2000 Select Portfolio, Series 2
World Wide Wireless Select Portfolio, Series 2
Bandwidth Portfolio, Series 3
e-Infrastructure Portfolio, Series 2
Genomics & Proteomics Portfolio Series
Global Technology Portfolio Series
Software Innovations 2000 Portfolio, Series 3
World Wide Wireless Portfolio, Series 2

(3)The final portfolio may contain additional Securities to those set forth above. In addition, although it is not the Sponsor's intention, certain of the Securities listed above may not be included in the final portfolio.

(4)This Security represents the common stock of a foreign company which trades directly on a U.S. national securities exchange.

                      The FT Series

The FT Series Defined.

We, Nike Securities L.P. (the "Sponsor"), have created hundreds of similar yet separate series of a unit investment trust which we have named the FT Series. The series to which this prospectus relates, FT 415, consists of 12 separate portfolios set forth below:

- Bandwidth Select Portfolio, Series 3
- e-Infrastructure Select Portfolio, Series 2
- Genomics & Proteomics Select Portfolio Series
- Global Technology Select Portfolio Series
- Software Innovations 2000 Select Portfolio, Series 2
- World Wide Wireless Select Portfolio, Series 2
- Bandwidth Portfolio, Series 3
- e-Infrastructure Portfolio, Series 2
- Genomics & Proteomics Portfolio Series
- Global Technology Portfolio Series
- Software Innovations 2000 Portfolio, Series 3
- World Wide Wireless Portfolio, Series 2

YOU MAY GET MORE SPECIFIC DETAILS CONCERNING THE NATURE, STRUCTURE AND RISKS OF THIS PRODUCT IN AN "INFORMATION SUPPLEMENT" BY CALLING THE TRUSTEE AT 1-800-682-7520.

Mandatory Termination Date.

Each Trust will terminate on the Mandatory Termination Date set forth in the "Summary of Essential Information" for each Trust. Each Trust was created under the laws of the State of New York by a Trust Agreement (the "Indenture") dated the Initial Date of Deposit. This agreement, entered into among Nike Securities L.P., as Sponsor, The Chase Manhattan Bank as Trustee and First Trust Advisors L.P. as Portfolio Supervisor and Evaluator, governs the operation of the Trusts.

How We Created the Trusts.

On the Initial Date of Deposit, we deposited the portfolios of common stocks with the Trustee and in turn, the Trustee delivered documents to us representing our ownership of the Trusts in the form of units
("Units").

With our deposit of Securities on the Initial Date of Deposit we established a percentage relationship among the Securities in each Trust's portfolio, as stated under "Schedule of Investments" for each Trust. After the Initial Date of Deposit, we may deposit additional Securities in the Trusts, or cash (including a letter of credit) with instructions to buy more Securities to create new Units for sale. If we create additional Units, we will attempt, to the extent practicable, to maintain the percentage relationship established among the Securities on the Initial Date of Deposit, and not the percentage relationship existing on the day we are creating new Units, since the two may differ. This difference may be due to the sale, redemption or liquidation of any of the Securities.

Since the prices of the Securities will fluctuate daily, the ratio of Securities in the Trusts, on a market value basis, will also change daily. The portion of Securities represented by each Unit will not change as a result of the deposit of additional Securities or cash in a Trust. If we deposit cash, you and new investors may experience a dilution of your investment. This is because prices of Securities will fluctuate between the time of the cash deposit and the purchase of the Securities, and because the Trusts pay the associated brokerage fees. To reduce this dilution, the Trusts will try to buy the Securities as close to the Evaluation Time and as close to the evaluation price as possible.

An affiliate of the Trustee may receive these brokerage fees or the Trustee may retain and pay us (or our affiliate) to act as agent for the Trusts to buy Securities. If we or an affiliate of ours act as agent to the Trusts, we will be subject to the restrictions under the Investment Company Act of 1940, as amended.

We cannot guarantee that a Trust will keep its present size and composition for any length of time. Securities may periodically be sold under certain circumstances, and the proceeds from these sales will be used to meet Trust obligations or distributed to Unit holders, but will not be reinvested. However, Securities will not be sold to take advantage of market fluctuations or changes in anticipated rates of appreciation or depreciation, or if they no longer meet the criteria by which they were selected. You will not be able to dispose of or vote any of the Securities in the Trusts. As the holder of the Securities, the Trustee will vote all of the Securities and will do so based on our instructions.

Neither we nor the Trustee will be liable for a failure in any of the Securities. However, if a contract for the purchase of any of the Securities initially deposited in a Trust fails, unless we can purchase substitute Securities ("Replacement Securities"), we will refund to you that portion of the purchase price and sales charge resulting from the failed contract on the next Income Distribution Date. Any Replacement Security a Trust acquires will be identical to those from the failed contract.

                       Portfolios

Objectives.

The objective of each Trust is to provide investors with the potential for above-average capital appreciation through an investment in a diversified portfolio of common stocks of companies in the sector or investment focus for which the Trust is named. A diversified portfolio helps to offset the risks normally associated with such an investment, although it does not eliminate them entirely. The companies selected for the Trusts have been researched and evaluated using database screening techniques, fundamental analysis, and the judgment of the Sponsor's research analysts. Each Select Portfolio Series has an expected maturity of approximately 18 months whereas each Portfolio Series has an expected maturity of approximately five years.

Bandwidth Select Portfolio, Series 3 and Bandwidth Portfolio, Series 3 each consist of a portfolio of common stocks of telecommunications companies which are focusing on bandwidth technologies. The term bandwidth refers to the amount of information that can be transmitted from one user to another in a given amount of time. The speed at which these signals travel is often as important to the end-user as the information that is being transmitted. The growing demand for bandwidth is being driven by the surge in the volume and complexity of data communications on the Internet. For example, it would take more bandwidth to download a video game off the Internet in one second than a page of text.

Now that the Internet infrastructure is firmly in place, the demand for bandwidth should continue to grow as more people access the Web worldwide, and as telecommunications service providers begin to mass market their newer and faster broadband systems.

The following factors support our positive outlook for the companies in these portfolios:

- Communications networks presently carry nearly 30 times more voice traffic than data. In light of the growth in Internet usage, data traffic is expected to surpass voice communications in the years ahead.

- Wireless communications is now the fastest growing segment of the communications equipment market. The demand for wireless products and services should continue to grow as analog networks are upgraded to digital systems. Digital signals will accommodate wireless data communications and potentially increase demand for bandwidth.

- The transition from copper wiring to fiber-optics is occurring at a brisk pace. In 1998, it is estimated that over 20 million miles of fiber cables were installed across the United States.

- Internet access revenues are expected to shift from independent Internet service providers to telecom and cable companies.

Deregulation. The U.S. Telecommunications Act of 1996 and the 1997 Telecommunications Agreement, passed by the World Trade Organization, have opened markets domestically and internationally to encourage competition and capital investment. New service providers, such as Level 3 Communications, are investing aggressively in network equipment.

Broadband Systems. The future of high-speed access to the Internet lies in Digital Subscriber Lines (DSL) and cable modems. A new DSL technology standard, known as the G.Lite, will allow for high-speed Internet access concurrent with normal telephone service. The technology can be installed directly by consumers into their PCs, so there will be no added cost to the telecommunications carriers.

Communications Equipment. The demand for value-added services, like high-speed Internet access, should continue to fuel demand for more bandwidth and communications equipment. On a worldwide basis, demand for communications equipment was estimated at approximately $250 billion in 1997. With the level of competition intensifying, telecommunications companies have the potential to spend more on equipment in the future.

e-Infrastructure Select Portfolio, Series 2 and e-Infrastructure
Portfolio, Series 2 each consist of a portfolio of common stocks of technology companies which provide the infrastructure which helped build the Internet.

As you probably know by now, the Internet has evolved into much more than just the "information superhighway"; it is also a place where individuals and companies can transact business. In fact, some companies believe so strongly in the future of e-commerce that they have abandoned the more traditional business models that favor bricks-and-mortar selling.

The good news for investors is that the Internet's infrastructure is supported by a relatively small universe of high-tech companies representing the following industries: access/information providers, data networking/communications equipment, computers & peripherals, software and venture capital. These companies are responsible for providing the kind of cutting-edge technology needed to deliver such popular Internet services as high-speed access, video downloads and e-mail.

Consider the following factors:

- The average e-commerce Web site costs $1 million to develop and takes five months to complete. When you consider the need for ongoing products and services, infrastructure is big business.

- The Internet economy, though still in its formative stages, generated approximately $300 billion in revenue in the United States in 1998. To put this new economy into perspective, the auto and telecommunications industries, far more mature, generated approximately $350 and $270 billion of revenue, respectively, over the same period.

- Capital investment in the Internet server market has risen dramatically over the past three years. Internet server revenue has jumped from approximately $1.7 billion in 1996 to approximately $13.3 billion in 1998. As the Internet grows, the demand for servers has the potential to grow as well.

- Communications companies presently carry nearly 30 times more voice traffic than data. Thanks to the Internet, data traffic is expected to surpass voice communications in the years ahead.

Information Technology (IT) equipment spending continues to be the largest category of industrial spending for all types of capital equipment. Between 1993 and 1998, on an inflation adjusted basis, IT equipment spending accounted for more than half of the growth in equipment spending.

e-Commerce Fuels Innovation. Technology and the Internet have played an integral part in the economic prosperity enjoyed by the United States during the 1990s. The anticipated growth in e-commerce has the potential to continue fueling the need for more technological innovation as businesses of all sizes embrace the concept of transacting business online. When you consider that there are over 100 million people connected to the Web worldwide, it only makes sense to consider investing in the companies that make it all possible.

Genomics & Proteomics Select Portfolio Series and Genomics & Proteomics Portfolio Series each consist of a portfolio of common stocks of biotechnology companies and pharmaceutical companies that are actively participating in genomics and proteomics research. Biotechnology companies are continually trying to understand the cause of disease in order to find appropriate treatments or even cures. Two of the more prominent methods used to increase the speed and accuracy of drug discovery and development are genomics and proteomics.

Genomics. Genomics refers to the study of the entire collection of human genes. By deciphering the human genetic code, researchers hope to expose the genes that are responsible for the disease they are targeting. Advances in this area allow researchers to develop starting points to treat the causes of the targeted disease.

Proteomics. Proteomics is the link between genes, proteins and disease. Protein mediators control the gene's actions and are responsible for normal biological functions and disease mechanisms. Many of the top sellers in drugs either target proteins or are proteins. We expect data obtained from proteomic and protein expression profiles to provide an important level of information in contributing to the search for new disease targets and an understanding of the biological basis of disease. Development in this area should help to identify how the diseases start and how they progress.

Research & Development. The essence of biotechnology lies in R&D. Since the first biotech breakthrough in 1982, which involved genetically engineered human insulin, nearly 100 products have come to market. The recent advances in computer science technology have the potential to expedite the process of moving medicines through the pipeline.

Consider the following factors:

- The Biotechnology Industry Organization estimates that more than 200 million people worldwide have been helped by over 90 biotechnology products and vaccines.

- We believe the future growth prospects for the industry are bright due to the potential for an increased demand from an aging population that is facing longer life expectancies.

- There are currently over 300 products in the late stages of clinical trials as compared to only 30 back in 1991.

- A faster FDA approval process coupled with an increase in the length of patent protection, from 17 to 20 years, are two positive changes instituted to help biotechnology companies grow their businesses.

Companies in the biotechnology field are subject to above-average market volatility and there is no guarantee that the objectives of the portfolio will be met.

Global Technology Select Portfolio Series and Global Technology Portfolio Series each consist of a portfolio of common stocks of technology companies which are working to meet the potential increase in worldwide demand for telecommunications and technology that is being created by the e-revolution. You should be aware than an investment in global technology stocks is riskier than a more diversified investment and there is no guarantee that the objectives of the portfolio will be achieved.

Although the Internet has made an astounding impact in the United States, many other countries have been slow to embrace its potential. Industry experts believe that this trend is about to change. According to the Computer Industry Almanac, it is estimated that by the year 2005 the number of Internet users will have grown at such a rapid pace outside of North America that they believe Europe will have the leading market for Internet users. Other regions are anticipated to show strong growth as well, with the Asia-Pacific region leading the way. Much of this anticipated potential growth is being attributed to easier access to the Internet through low cost PC's, Web-ready phones, and information appliances, along with more affordable service.

A Wireless World. We expect much of the future growth in the wireless industry to come from developing countries and remote rural villages. Wireless technology is a far more viable means of communication for these areas because it offers significant cost savings over the more traditional wireline services. In fact, some European countries already use wireless technology as their primary communication source. For instance, in Scandinavia almost half of the population uses wireless phones.

B2B Boom. Until recently, the media has focused its attention primarily on companies that are engaging in business to consumer e-commerce. In our opinion, it is now becoming apparent that business-to-business e-commerce is growing at a much faster rate than the more consumer driven market. By conducting business online, companies are not only removing domestic geographical boundaries, but global boundaries as well.

Internet Infrastructure. The anticipated growth in e-commerce has the potential to continue fueling the need for more technological innovation as businesses of all sizes embrace the concept of transacting business online. When you consider that there are approximately 200 million people connected to the Web worldwide, it only makes sense to consider investing in the companies that make it all possible.

Consider the following factors:

- Forrester Research predicts that global online advertising spending has the potential to increase nearly 10 fold by 2004, with an increasing portion of the spending occurring outside of the U.S.

- According to Visa International, the B2B e-commerce growth rate of most European countries is anticipated to outpace their GDP growth rate by nearly 30 times over the next several years.

- It is estimated that corporations around the world have the potential to experience an aggregate cost savings in excess of one trillion dollars over the next several years by transacting business via the Internet.

- It is estimated that there will be approximately 250 million subscribers to global wireless services in 2000, making it one of the fastest growing segments of the telecommunications industry.

- The Internet economy as a whole generated approximately $500 billion in revenue in 1999.

Software Innovations 2000 Select Portfolio, Series 2 and Software Innovations 2000 Portfolio, Series 3 each consist of a portfolio of common stocks of companies that provide software products and services to address a wide variety of business needs, including application, computer data security, e-Business, enterprise and storage management.

The computer software industry has come a long way since the introduction of the first operating system. Today, one of the biggest challenges for software developers is to market products and services that are not only compatible with hardware, but improve its functionality.

The growing popularity of computer networking in the business community, coupled with the anticipated growth of e-commerce on the Internet, has boosted demand for software which can increase efficiency and productivity.

The following factors support our positive outlook for the software industry:

- Y2K related spending should begin to give way to corporate investment in other technological areas involving business application software.

- Consumer confidence levels are near 30-year highs. This indicates that consumers are very optimistic about the economy, which could lead to increased spending and borrowing for such big ticket items as personal computers and software.

- Software companies have traditionally marketed products that addressed back-office operations. Now that the Internet infrastructure is in place, the focus of technology is shifting to e-commerce. E-commerce represents a new opportunity and new challenges in the areas of front-office and customer service management.

- According to the U.S. Department of Commerce, core software industry annual receipts have increased from approximately $50 billion in 1990 to approximately $160 billion in 1998.

In our opinion, demand for software systems, such as those described in detail below, should experience significant growth in the near future.

Enterprise Resource Planning (ERP). ERP is high-end software designed to automate back-office operations for administrative purposes. ERP focuses on transaction management in areas such as manufacturing, distribution, accounting and human resources. It is estimated that 70% of Fortune 1,000 companies have either started ERP implementation or plan to by the year 2000.

Supply-Chain Management (SCM). Supply-chain software manages the flow of products across an entire operational spectrum ranging from raw materials procurement to the delivery of finished goods to consumers. SCM software helps companies forecast demand, shorten product life cycles and reduce inventories. Relative to ERP, SCM is less costly, takes less time to install, and tends to offer a return on investment much faster.

Customer Relationship Management (CRM). Unlike ERP and supply-chain software systems, which deal with back-office automation, CRM software focuses on front-office automation. This software automates sales, marketing, call center and field service operations. The emphasis on managing front-office activity should apply nicely to the facilitation of e-commerce. With the anticipated growth of e-commerce, we believe the market for CRM could grow significantly in coming years.

World Wide Wireless Select Portfolio, Series 2 and World Wide Wireless Portfolio, Series 2 each consist of a portfolio of common stocks of telecommunications companies which provide products and/or services used in wireless communications.

It is easy to see that the "Information Age" is transforming the way we work, the way we do business and the way we live. However, the one technology that may have the greatest impact on our lives is one that we cannot see-wireless communications. Wireless devices are enabling us to exchange information in ways and places we once could only dream of. The implementation of new technologies, combined with lower prices for wireless service, has made wireless communication possible for more people. Much of the future growth in the wireless industry is expected to come from developing countries and remote rural villages. Wireless technology is a far more viable means of communications for these areas because it offers significant cost savings over the more traditional wireline services. In fact, some European countries already use wireless technology as their primary communication source. For instance, in Scandinavia almost half the population uses wireless phones.

If you take a closer look at the wireless industry, it becomes apparent that it is truly a global industry. With the World Trade Organization's recent agreement to open the markets of its 72 member governments to foreign companies, there are abundant opportunities for expansion in this industry. Just as its wireline counterparts did previously, the wireless industry is anticipated to use mergers and acquisitions as a means of attaining new technologies, forging strategic alliances and reaching more consumers.

Consider the following factors:

- It is estimated that there will be approximately 250 million subscribers to global wireless services by 2000, making it one of the fastest growing segments of the telecommunications industry.

- The number of wireless subscribers worldwide has nearly tripled over the last three years.

- The U.S. Telecommunications Act of 1996 and the 1997
Telecommunications Agreement, passed by the World Trade Organization, have opened markets domestically and internationally to encourage competition and capital investment.

- In the United States alone, it is estimated that there could potentially be 25 times more people using a wireless link to the Internet by 2004.

- Annual service revenues have increased from under $1 billion in 1985 to more than $35 billion in 1999 (estimated).

You should be aware that predictions stated herein for the above industries or sector may not be realized. In addition, the Securities contained in each Trust are not intended to be representative of the selected industry or sector as a whole and the performance of each Trust is expected to differ from that of its comparative industry or sector. Of course, as with any similar investments, there can be no guarantee that the objective of the Trusts will be achieved. See "Risk Factors" for a discussion of the risks of investing in the Trusts.

                      Risk Factors

Price Volatility. The Trusts invest in common stocks of U.S. and foreign companies. The value of a Trust's Units will fluctuate with changes in the value of these common stocks. Common stock prices fluctuate for several reasons including changes in investors' perceptions of the financial condition of an issuer or the general condition of the relevant stock market, or when political or economic events affecting the issuers occur.

Because the Trusts are not managed, the Trustee will not sell stocks in response to or in anticipation of market fluctuations, as is common in managed investments. As with any investment, we cannot guarantee that the performance of any Trust will be positive over any period of time, especially the relatively short 18-month life of each Select Portfolio Series, or that you won't lose money. Units of the Trusts are not deposits of any bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

Certain of the Securities in the Trusts may be issued by companies with market capitalizations of less than $1 billion. The share prices of these small-cap companies are often more volatile than those of larger companies as a result of several factors common to many such issuers, including limited trading volumes, products or financial resources, management inexperience and less publicly available information.

Dividends. There is no guarantee that the issuers of the Securities will declare dividends in the future or that if declared they will either remain at current levels or increase over time.

Bandwidth/Communications Industry. Because more than 25% of each of the Bandwidth Portfolios and the World Wide Wireless are invested in telecommunications companies which are focusing on bandwidth/communications technologies, these Trusts are considered to be concentrated in the bandwidth/communications industry. A portfolio concentrated in a single industry may present more risks than a portfolio which is broadly diversified over several industries. The market for high technology communications products and services is characterized by rapidly changing technology, rapid product obsolescence or loss of patent protection, cyclical market patterns, evolving industry standards and frequent new product introductions. Certain communications/bandwidth companies are subject to substantial governmental regulation, which among other things, regulates permitted rates of return and the kinds of services that a company may offer. The communications industry has experienced substantial deregulation in recent years. Deregulation may lead to fierce competition for market share and can have a negative impact on certain companies. Competitive pressures are intense and communications stocks can experience rapid volatility.

Biotechnology/Pharmaceutical Industries. The Genomic & Proteomic Portfolios are considered to be concentrated in the biotechnology industry. Biotechnology and pharmaceutical companies are subject to changing government regulation, including price controls, national health insurance, managed care regulation and tax incentives or penalties related to medical insurance premiums, which could have a negative effect on the price and availability of their products and services. In addition, such companies face increasing competition from generic drug sales, the termination of their patent protection for certain drugs and technological advances which render their products or services obsolete. The research and development costs required to bring a drug to market are substantial and may include a lengthy review by the government, with no guarantee that the product will ever go to market or show a profit. Many of these companies may not offer certain drugs or products for several years, and as a result, may have significant losses of revenue and earnings.

Technology Industry. Both the e-Infrastructure Portfolios and the Software Innovations 2000 Portfolios are considered to be concentrated in the technology industry. Technology companies are generally subject to the risks of rapidly changing technologies; short product life cycles; fierce competition; aggressive pricing and reduced profit margins; the loss of patent, copyright and trademark protections; cyclical market patterns; evolving industry standards and frequent new product introductions. Technology companies may be smaller and less experienced companies, with limited product lines, markets or financial resources and fewer experienced management or marketing personnel. Technology company stocks, especially those which are Internet-related, have experienced extreme price and volume fluctuations that are often unrelated to their operating performance. Also, the stocks of many Internet companies have exceptionally high price-to-earnings ratios with little or no earnings histories.

Legislation/Litigation. From time to time, various legislative initiatives are proposed in the United States and abroad which may have a negative impact on certain of the companies represented in the Trusts. In addition, litigation regarding any of the issuers of the Securities, such as that concerning Microsoft Corporation, or of the industries represented by such issuers may negatively impact the share prices of these Securities. We cannot predict what impact any pending or proposed legislation or pending or threatened litigation will have on the share prices of the Securities.

Year 2000 Problem. Many computer systems were not designed to properly process information and data involving dates of January 1, 2000 and thereafter. This is commonly known as the "Year 2000 Problem." The Trust and its service providers do not appear to have been adversely affected by computer problems related to the transition to the year 2000. However, these problems could arise or be discovered in the future. We are unable to determine what impact the Year 2000 Problem has had or will have on any of the issuers of the Securities, but you should note that foreign issuers may have greater complications than other issuers.

Foreign Stocks. Certain of the Securities in certain of the Trusts are issued by foreign companies, which makes the Trusts subject to more risks than if they invested solely in domestic common stocks. These Securities are either directly listed on a U.S. securities exchange or are in the form of American Depositary Receipts ("ADRs") which are listed on a U.S. securities exchange. Risks of foreign common stocks include higher brokerage costs; different accounting standards; expropriation, nationalization or other adverse political or economic developments; currency devaluations, blockages or transfer restrictions; restrictions on foreign investments and exchange of securities; inadequate financial information; and lack of liquidity of certain foreign markets.

            Portfolio Securities Descriptions

Both the Bandwidth Select Portfolio, Series 3 and the Bandwidth
Portfolio, Series 3 contain common stocks of the following companies:

Both the e-Infrastructure Select Portfolio, Series 2 and the e-
Infrastructure Portfolio, Series 2 contain common stocks of the following companies:


















Both the Genomics & Proteomics Select Portfolio Series and the Genomics & Proteomics Portfolio Series contain common stocks of the following companies:




















Both the Global Technology Select Portfolio Series and the Global
Technology Portfolio Series contain common stocks of the following companies:

Both the Software Innovations 2000 Select Portfolio, Series 2 and the Software Innovations 2000 Portfolio, Series 3 contain common stocks of the following companies:













Wide Wireless Portfolio, Series 2 contain common stocks of the following companies:

We have obtained the foregoing descriptions from sources we deem reliable. We have not independently verified the provided information either in terms of accuracy or completeness.

                     Public Offering

The Public Offering Price.

You may buy Units at the Public Offering Price, the per Unit price of which is comprised of the following:

-  The aggregate underlying value of the Securities;

-  The amount of any cash in the Income and Capital Accounts;

-  Dividends receivable on Securities; and

- The total sales charge (which combines an initial upfront sales charge and a deferred sales charge).

The price you pay for your Units will differ from the amount stated under "Summary of Essential Information" due to various factors, including fluctuations in the prices of the Securities, changes in the relevant currency exchange rates, changes in the applicable commissions, stamp taxes, custodial fees and other costs associated with foreign trading, and changes in the value of the Income and/or Capital Accounts.

Although you are not required to pay for your Units until three business days following your order (the "date of settlement"), you may pay before then. You will become the owner of Units ("Record Owner") on the date of settlement if payment has been received. If you pay for your Units before the date of settlement, we may use your payment during this time and it may be considered a benefit to us, subject to the limitations of the Securities Exchange Act of 1934.

Organization Costs. Securities purchased with the portion of the Public Offering Price intended to be used to reimburse the Sponsor for a Trust's organization costs (including costs of preparing the registration statement, the Indenture and other closing documents, registering Units with the Securities and Exchange Commission ("SEC") and states, the initial audit of each Trust portfolio, legal fees and the initial fees and expenses of the Trustee) will be purchased in the same proportionate relationship as all the Securities contained in a Trust. Securities will be sold to reimburse the Sponsor for a Trust's organization costs at the earlier of six months after the Initial Date of Deposit or the end of the initial offering period (a significantly shorter time period than the life of the Trusts). During the period ending with the earlier of six months after the Initial Date of Deposit or the end of the initial offering period, there may be a decrease in the value of the Securities. To the extent the proceeds from the sale of these Securities are insufficient to repay the Sponsor for Trust organization costs, the Trustee will sell additional Securities to allow a Trust to fully reimburse the Sponsor. In that event, the net asset value per Unit of a Trust will be reduced by the amount of additional Securities sold. Although the dollar amount of the reimbursement due to the Sponsor will remain fixed and will never exceed the per Unit amount set forth for a Trust in "Notes to Statements of Net Assets," this will result in a greater effective cost per Unit to Unit holders for the reimbursement to the Sponsor. To the extent actual organization costs are less than the estimated amount, only the actual organization costs will be deducted from the assets of a Trust. When Securities are sold to reimburse the Sponsor for organization costs, the Trustee will sell Securities, to the extent practicable, which will maintain the same proportionate relationship among the Securities contained in a Trust as existed prior to such sale.

Minimum Purchase.

The minimum amount you can purchase of a Trust is $1,000 worth of Units ($500 if you are purchasing Units for your Individual Retirement Account or any other qualified retirement plan).

Sales Charges.

The sales charge you will pay has both an initial and a deferred component. The initial sales charge, which you will pay at the time of purchase, is initially equal to approximately 1.00% of the Public Offering Price of a Unit, but will vary with the purchase price of your Units. When the Public Offering Price exceeds $10.00 per Unit, the initial sales charge will exceed 1.00% of the Public Offering Price.

This initial sales charge is actually the difference between the maximum sales charge (3.25% of the Public Offering Price in the case of the Select Portfolio Series and 4.50% of the Public Offering Price in the case of the Portfolio Series) and the maximum remaining deferred sales charge (initially equal to $.225 per Unit in the case of the Select Portfolio Series and $.350 per Unit in the case of the Portfolio Series). The initial sales charge will vary from 1.00% with changes in the aggregate underlying value of the Securities, changes in the Income and Capital Accounts and as deferred sales charge payments are made.

Monthly Deferred Sales Charge. In addition, five monthly deferred sales charge payments of $.045 per Unit in the case of each Select Portfolio Series or $.07 per Unit in the case of each Portfolio Series will be deducted from a Trust's assets on approximately the 20th day of each month from September 20, 2000 through January 19, 2001. If you buy Units at a price of less than $10.00 per Unit, the dollar amount of the deferred sales charge will not change, but the deferred sales charge on a percentage basis will be more than 2.25% of the Public Offering Price in the case of the Select Portfolio Series or more than 3.5% of the Public Offering Price in the case of the Portfolio Series.

If you purchase Units after the last deferred sales charge payment has been assessed, your sales charge will consist of a one-time initial sales charge of 3.25% of the Public Offering Price per Unit (equivalent to 3.359% of the net amount invested) for each Select Portfolio Series and 4.50% of the Public Offering Price per Unit (equivalent to 4.712% of the net amount invested) for each Portfolio Series. For each Portfolio Series, the sales charge will be reduced by 1/2 of 1% on each subsequent March 31, commencing March 31, 2001, to a minimum sales charge of 3.00%.

Discounts for Certain Persons.

If you invest at least $50,000 (except if you are purchasing for a "wrap fee account" as described below), the maximum sales charge is reduced as follows for each Select Portfolio Series:

                                    Your maximum
If you invest                       sales charge
(in thousands):*                    will be:
_________________                   ________________
$50 but less than $100              3.00%
$100 but less than $150             2.75%
$150 but less than $500             2.40%
$500 but less than $1,000           2.25%
$1,000 or more                      1.50%

For each Portfolio Series:

                                    Your maximum
If you invest                       sales charge
(in thousands):*                    will be:
_________________                   ________________
$50 but less than $100              4.25%
$100 but less than $250             4.00%
$250 but less than $500             3.50%
$500 or more                        2.50%

* Breakpoint sales charges are also applied on a Unit basis utilizing a breakpoint equivalent in the above table of $10 per Unit and will be applied on whichever basis is more favorable to the investor. The breakpoints will be adjusted to take into consideration purchase orders stated in dollars which cannot be completely fulfilled due to the requirement that only whole Units be issued.

The reduced sales charge for quantity purchases will apply only to purchases made by the same person on any one day from any one dealer. To help you reach the above levels, you can combine the Units you purchase of the Trusts in this prospectus with any other same day purchases of other trusts for which we are Principal Underwriter and are currently in the initial offering period. In addition, we will also consider Units you purchase in the name of your spouse or child under 21 years of age to be purchases by you. The reduced sales charges will also apply to a trustee or other fiduciary purchasing Units for a single trust estate or single fiduciary account. You must inform your dealer of any combined purchases before the sale in order to be eligible for the reduced sales charge. Any reduced sales charge is the responsibility of the party making the sale.

If you own units of any other unit investment trusts sponsored by us you may use your redemption or termination proceeds from these trusts to purchase Units of the Trusts subject only to any remaining deferred sales charge to be collected on Units of the Trusts. Please note that you will be charged the amount of any remaining deferred sales charge on units you redeem when you redeem them.

The following persons may purchase Units at the Public Offering Price less the applicable dealer concession:

- Employees, officers and directors of the Sponsor, our related companies, dealers and their affiliates, and vendors providing services to us.

- Immediate family members of the above (spouses, children, grandchildren, parents, grandparents, siblings, mothers-in-law, fathers-in-law, sons-in-law, daughters-in-law, brothers-in-law and sisters-in-law, and trustees, custodians or fiduciaries for the benefit of such persons).

If you purchase Units through registered broker/dealers who charge periodic fees in lieu of commissions or who charge for financial planning, investment advisory or asset management services or provide these services as part of an investment account where a comprehensive "wrap fee" charge is imposed, your Units will only be assessed that portion of the sales charge retained by the Sponsor, .5% of the Public Offering Price for each Select Portfolio Series and 1.3% of the Public Offering Price for each Portfolio Series (1.0% in certain circumstances). This discount for "wrap fee" purchases is available whether or not you purchase Units with the Wrap CUSIP. However, if you purchase Units with the Wrap CUSIP, you should be aware that all distributions of income and/or capital will be automatically reinvested into additional Units of your Trust subject only to that portion of the sales charge retained by the Sponsor. See "Distribution of Units-Dealer Concessions."

You will be charged the deferred sales charge per Unit regardless of any discounts. However, if you are eligible to receive a discount such that the maximum sales charge you must pay is less than the applicable maximum deferred sales charge, you will be credited the difference between your maximum sales charge and the maximum deferred sales charge at the time you buy your Units.

The Value of the Securities.

The Evaluator will appraise the aggregate underlying value of the Securities in a Trust as of the Evaluation Time on each business day and will adjust the Public Offering Price of the Units according to this valuation. This Public Offering Price will be effective for all orders received before the Evaluation Time on each such day. If we or the Trustee receive orders for purchases, sales or redemptions after that time, or on a day which is not a business day, they will be held until the next determination of price. The term "business day" as used in this prospectus will exclude Saturdays, Sundays and certain national holidays on which the NYSE is closed.

The aggregate underlying value of the Securities in a Trust will be determined as follows: if the Securities are listed on a securities exchange or The Nasdaq Stock Market, their value is generally based on the closing sale prices on that exchange or system (unless it is determined that these prices are not appropriate as a basis for valuation). However, if there is no closing sale price on that exchange or system, they are valued based on the closing ask prices. If the Securities are not so listed, or, if so listed and the principal market for them is other than on that exchange or system, their value will generally be based on the current ask prices on the over-the-counter market (unless it is determined that these prices are not appropriate as a basis for valuation). If current ask prices are unavailable, the valuation is generally determined:

a) On the basis of current ask prices for comparable securities;

b) By appraising the value of the Securities on the ask side of the market; or

c) By any combination of the above.

After the initial offering period is over, the aggregate underlying value of the Securities will be determined as set forth above, except that bid prices are used instead of ask prices when necessary.

                  Distribution of Units

We intend to qualify Units of the Trusts for sale in a number of states. All Units will be sold at the then current Public Offering Price.

Dealer Concessions.

For each Select Portfolio Series, dealers and other selling agents can purchase Units at prices which reflect a concession or agency commission of 2.75% of the Public Offering Price per Unit. However, for Units sold subject only to any remaining deferred sales charge, the amount will be reduced to $0.175 per Unit for Units sold subject to the maximum deferred sales charge or 78% of the then current maximum remaining deferred sales charge on Units sold subject to less than the maximum deferred sales charge.

For each Portfolio Series, dealers and other selling agents can purchase Units at prices which reflect a concession or agency commission of 3.2% of the Public Offering Price per Unit (or 65% of the maximum sales charge after March 31, 2001). However, dealers and other selling agents will receive a concession on the sale of Units subject only to any remaining deferred sales charge equal to $.22 per Unit on Units sold subject to the maximum deferred sales charge or 63% of the then current maximum remaining deferred sales charge on Units sold subject to less than the maximum deferred sales charge. Dealers and other selling agents will receive an additional volume concession or agency commission on the sale of Portfolio Series Units equal to .30% of the Public Offering Price if they purchase at least $100,000 worth of Units of each Portfolio Series on the Initial Date of Deposit or $250,000 on any day thereafter or if they were eligible to receive a similar concession in connection with sales of similarly structured trusts sponsored by us which are currently in the initial offering period.

Dealers and other selling agents who sell Units of a Trust during the initial offering period in the dollar amounts shown below will be entitled to the following additional sales concessions as a percentage of the Public Offering Price:

Total Sales                         Additional
(in millions):                      Concession:
_________________                   ___________
$1 but less than $10                .20%
$10 or more                         .30%

Dealers and other selling agents can combine Units of a Select Portfolio Series and its related Portfolio Series they sell for purposes of reaching the additional concessions levels set forth in the above table. For all Trusts, dealers and other selling agents who, during any consecutive 12-month period, sell at least $2 billion worth of primary market units of unit investment trusts sponsored by us will receive a concession of $30,000 in the month following the achievement of this level. We reserve the right to change the amount of concessions or agency commissions from time to time. Certain commercial banks may be making Units of the Trusts available to their customers on an agency basis. A portion of the sales charge paid by these customers is kept by or given to the banks in the amounts shown above.

Award Programs.

From time to time we may sponsor programs which provide awards to a dealer's registered representatives who have sold a minimum number of Units during a specified time period. We may also pay fees to qualifying dealers for services or activities which are meant to result in sales of Units of the Trusts. In addition, we will pay to dealers who sponsor sales contests or recognition programs that conform to our criteria, or participate in our sales programs, amounts equal to no more than the total applicable sales charge on Units sold by such persons during such programs. We make these payments out of our own assets and not out of Trust assets. These programs will not change the price you pay for your Units.

Investment Comparisons.

From time to time we may compare the estimated returns of the Trusts (which may show performance net of the expenses and charges the Trusts would have incurred) and returns over specified periods of other similar trusts we sponsor in our advertising and sales materials, with (1) returns on other taxable investments such as the common stocks comprising various market indexes, corporate or U.S. Government bonds, bank CDs and money market accounts or funds, (2) performance data from Morningstar Publications, Inc. or (3) information from publications such as Money, The New York Times, U.S. News and World Report, BusinessWeek, Forbes or Fortune. The investment characteristics of each Trust differ from other comparative investments. You should not assume that these performance comparisons will be representative of a Trust's future performance.

                  The Sponsor's Profits

We will receive a gross sales commission equal to the maximum sales charge per Unit of a Trust less any reduced sales charge as stated in "Public Offering." Also, any difference between our cost to purchase the Securities and the price at which we sell them to a Trust is considered a profit or loss (see Note 2 of "Notes to Schedules of Investments").

During the initial offering period, dealers and others may also realize profits or sustain losses as a result of fluctuations in the Public Offering Price they receive when they sell the Units.

In maintaining a market for the Units, any difference between the price at which we purchase Units and the price at which we sell or redeem them will be a profit or loss to us.

                  The Secondary Market

Although not obligated, we intend to maintain a market for the Units after the initial offering period and continuously offer to purchase Units at prices based on the Redemption Price per Unit.

We will pay all expenses to maintain a secondary market, except the Evaluator fees, Trustee costs to transfer and record the ownership of Units and in the case of each Portfolio Series, costs incurred in annually updating each Portfolio Series' registration statements. We may discontinue purchases of Units at any time. IF YOU WISH TO DISPOSE OF YOUR UNITS, YOU SHOULD ASK US FOR THE CURRENT MARKET PRICES BEFORE MAKING A TENDER FOR REDEMPTION TO THE TRUSTEE. If you sell or redeem your Units before you have paid the total deferred sales charge on your Units, you will have to pay the remainder at that time.

                  How We Purchase Units

The Trustee will notify us of any tender of Units for redemption. If our bid at that time is equal to or greater than the Redemption Price per Unit, we may purchase the Units. You will receive your proceeds from the sale no later than if they were redeemed by the Trustee. We may tender Units that we hold to the Trustee for redemption as any other Units. If we elect not to purchase Units, the Trustee may sell tendered Units in the over-the-counter market, if any. However, the amount you will receive is the same as you would have received on redemption of the Units.

                  Expenses and Charges

The estimated annual expenses of each Trust are listed under "Fee Table." If actual expenses of a Trust exceed the estimate, that Trust will bear the excess. The Trustee will pay operating expenses of a Trust from the Income Account of such Trust if funds are available, and then from the Capital Account. The Income and Capital Accounts are noninterest-bearing to Unit holders, so the Trustee may earn interest on these funds, thus benefiting from their use.

As Sponsor, we will be compensated for providing bookkeeping and other administrative services to the Trusts, and will receive brokerage fees when a Trust uses us (or an affiliate of ours) as agent in buying or selling Securities. For each Portfolio Series, legal, typesetting, electronic filing and regulatory filing fees and expenses associated with updating those Trusts' registration statements yearly are also now chargeable to such Trusts. Historically, we paid these fees and expenses. There are no such fees and expenses that will be charged to each Select Portfolio Series. First Trust Advisors L.P., an affiliate of ours, acts as both Portfolio Supervisor and Evaluator to the Trusts and will receive the fees set forth under "Fee Table" for providing portfolio supervisory and evaluation services to the Trusts. In providing portfolio supervisory services, the Portfolio Supervisor may purchase research services from a number of sources, which may include underwriters or dealers of the Trusts.

The fees payable to us, First Trust Advisors L.P. and the Trustee are based on the largest aggregate number of Units of a Trust outstanding at any time during the calendar year, except during the initial offering period, in which case these fees are calculated based on the largest number of Units outstanding during the period for which compensation is paid. These fees may be adjusted for inflation without Unit holders' approval, but in no case will the annual fees paid to us or our affiliates for providing a given service to all unit investment trusts for which we provide such services be more than the actual cost of providing such services in such year.

As Sponsor, we will receive a fee from each Trust for creating and developing the Trusts, including determining each Trust's objectives, policies, composition and size, selecting service providers and information services and for providing other similar administrative and ministerial functions. Each Trust pays this "creation and development fee" as a percentage of that Trust's average daily net asset value during the life of such Trust. In connection with the creation and development fee, in no event will the Sponsor collect over the life of a

Trust more than .75% in the case of the Select Portfolio Series or more than 2.75% in the case of the Portfolio Series of a Unit holder's initial investment. We do not use this fee to pay distribution expenses or as compensation for sales efforts.

In addition to a Trust's operating expenses and those fees described above, each Trust may also incur the following charges:

- All legal and annual auditing expenses of the Trustee according to its responsibilities under the Indenture;

- The expenses and costs incurred by the Trustee to protect a Trust and your rights and interests;

- Fees for any extraordinary services the Trustee performed under the Indenture;

- Payment for any loss, liability or expense the Trustee incurred without negligence, bad faith or willful misconduct on its part, in connection with its acceptance or administration of a Trust;

- Payment for any loss, liability or expenses we incurred without negligence, bad faith or willful misconduct in acting as Depositor of a Trust; and/or

- All taxes and other government charges imposed upon the Securities or any part of a Trust.

The above expenses and the Trustee's annual fee are secured by a lien on the Trusts. Since the Securities are all common stocks and dividend income is unpredictable, we cannot guarantee that dividends will be sufficient to meet any or all expenses of the Trusts. If there is not enough cash in the Income or Capital Account, the Trustee has the power to sell Securities in a Trust to make cash available to pay these charges which may result in capital gains or losses to you. See "Tax Status."

Each Portfolio Series will be audited annually. So long as we are making a secondary market for Units, we will bear the cost of these annual audits to the extent the costs exceed $0.0050 per Unit. Otherwise, each Portfolio Series will pay for the audit. You can request a copy of the audited financial statements from the Trustee.

                       Tax Status

This section summarizes some of the main U.S. federal income tax consequences of owning Units of the Trusts. This section is current as of the date of this prospectus. Tax laws and interpretations change frequently, and these summaries do not describe all of the tax consequences to all taxpayers. For example, these summaries generally do not describe your situation if you are a non-U.S. person, a broker/dealer, or other investor with special circumstances. In addition, this section does not describe your state or foreign taxes. As with any investment, you should consult your own tax professional about your particular consequences.

Trust Status.

The Trusts will not be taxed as corporations for federal income tax purposes. As a Unit owner, you will be treated as the owner of a pro rata portion of the Securities and other assets held by your Trust, and as such you will be considered to have received a pro rata share of income (i.e., dividends and capital gains, if any) from each Security when such income is considered to be received by your Trust. This is true even if you elect to have your distributions automatically reinvested into additional Units. In addition, the income from a Trust which you must take into account for federal income tax purposes is not reduced by amounts used to pay a deferred sales charge.

Your Tax Basis and Income or Loss upon Disposition.

If your Trust disposes of Securities, you will generally recognize gain or loss. If you dispose of your Units or redeem your Units for cash, you will also generally recognize gain or loss. To determine the amount of this gain or loss, you must subtract your tax basis in the related Securities from your share of the total amount received in the transaction. You can generally determine your initial tax basis in each Security or other Trust asset by apportioning the cost of your Units among each Security or other Trust asset ratably according to their value on the date you purchase your Units. In certain circumstances, however, you may have to adjust your tax basis after you purchase your Units (for example, in the case of certain dividends that exceed a corporation's accumulated earnings and profits).

If you are an individual, the maximum marginal federal tax rate for net capital gain is generally 20% (10% for certain taxpayers in the lowest tax bracket). Net capital gain equals net long-term capital gain minus net short-term capital loss for the taxable year. Capital gain or loss is long-term if the holding period for the asset is more than one year and is short-term if the holding period for the asset is one year or less. You must exclude the date you purchase your Units to determine the holding period of your Units. The tax rates for capital gains realized from assets held for one year or less are generally the same as for ordinary income. The tax code may, however, treat certain capital gains as ordinary income in special situations.

In-Kind Distributions.

Under certain circumstances, you may request a distribution of Securities (an "In-Kind Distribution") when you redeem your Units or at a Trust's termination. If you request an In-Kind Distribution you will be responsible for any expenses related to this distribution. By electing to receive an In-Kind Distribution, you will receive whole shares of stock plus, possibly, cash.

You will not recognize gain or loss if you only receive Securities in exchange for your pro rata portion of the Securities held by a Trust. However, if you also receive cash in exchange for a fractional share of a Security held by a Trust, you will generally recognize gain or loss based on the difference between the amount of cash you receive and your tax basis in such fractional share of the Security.

Limitations on the Deductibility of Trust Expenses.

Generally, for federal income tax purposes, you must take into account your full pro rata share of a Trust's income, even if some of that income is used to pay Trust expenses. You may deduct your pro rata share of each expense paid by a Trust to the same extent as if you directly paid the expense. You may, however, be required to treat some or all of the expenses of the Trusts as miscellaneous itemized deductions. Individuals may only deduct certain miscellaneous itemized deductions to the extent they exceed 2% of adjusted gross income.

Foreign, State and Local Taxes.

Some distributions by a Trust may be subject to foreign withholding taxes. Any dividends withheld will nevertheless be treated as income to you. However, because you are deemed to have paid directly your share of foreign taxes that have been paid or accrued by a Trust, you may be entitled to a foreign tax credit or deduction for U.S. tax purposes with respect to such taxes.

Under the existing income tax laws of the State and City of New York, the Trusts will not be taxed as corporations, and the income of the Trusts will be treated as the income of the Unit holders in the same manner as for federal income tax purposes.

                    Retirement Plans

You may purchase Units of the Trusts for:

-  Individual Retirement Accounts;

-  Keogh Plans;

-  Pension funds; and

-  Other tax-deferred retirement plans.

Generally, the federal income tax on capital gains and income received in each of the above plans is deferred until you receive distributions. These distributions are generally treated as ordinary income but may, in some cases, be eligible for special averaging or tax-deferred rollover treatment. Before participating in a plan like this, you should review the tax laws regarding these plans and consult your attorney or tax advisor. Brokerage firms and other financial institutions offer these plans with varying fees and charges.

                 Rights of Unit Holders

Unit Ownership.

The Trustee will treat as Record Owner of Units persons registered as such on its books. It is your responsibility to notify the Trustee when you become Record Owner, but normally your broker/dealer provides this notice. You may elect to hold your Units in either certificated or uncertificated form.

Certificated Units. When you purchase your Units you can request that they be evidenced by certificates, which will be delivered shortly after your order. Certificates will be issued in fully registered form, transferable only on the books of the Trustee in denominations of one Unit or any multiple thereof. You can transfer or redeem your certificated Units by endorsing and surrendering the certificate to the Trustee, along with a written instrument of transfer. You must sign your name exactly as it appears on the face of the certificate with your signature guaranteed by an eligible institution. In certain cases the Trustee may require additional documentation before they will transfer or redeem your Units.

You may be required to pay a nominal fee to the Trustee for each certificate reissued or transferred, and to pay any government charge that may be imposed for each transfer or exchange. If a certificate gets lost, stolen or destroyed, you may be required to furnish indemnity to the Trustee to receive replacement certificates. You must surrender mutilated certificates to the Trustee for replacement.

Uncertificated Units. You may also choose to hold your Units in uncertificated form. If you choose this option, the Trustee will establish an account for you and credit your account with the number of Units you purchase. Within two business days of the issuance or transfer of Units held in uncertificated form, the Trustee will send you:

- A written initial transaction statement containing a description of the Trust;

- The number of Units issued or transferred;

- Your name, address and Taxpayer Identification Number ("TIN");

- A notation of any liens or restrictions of the issuer and any adverse claims; and

- The date the transfer was registered.

Uncertificated Units may be transferred the same way as certificated Units, except that no certificate needs to be presented to the Trustee. Also, no certificate will be issued when the transfer takes place unless you request it. You may at any time request that the Trustee issue certificates for your Units.

Unit Holder Reports.

In connection with each distribution, the Trustee will provide you with a statement detailing the per Unit amount of income (if any) distributed. After the end of each calendar year, the Trustee will provide you with the following information:

-  A summary of transactions in your Trust for the year;

- Any Securities sold during the year and the Securities held at the end of that year by your Trust;

- The Redemption Price per Unit, computed on the 31st day of December of such year (or the last business day before); and

-  Amounts of income and capital distributed during the year.

You may request from the Trustee copies of the evaluations of the Securities as prepared by the Evaluator to enable you to comply with federal and state tax reporting requirements.

            Income and Capital Distributions

You will begin receiving distributions on your Units only after you become a Record Owner. The Trustee will credit dividends received on a Trust's Securities to the Income Account of such Trust. All other receipts, such as return of capital, are credited to the Capital Account of such Trust. Dividends received on foreign Securities, if any, are converted into U.S. dollars at the applicable exchange rate.

The Trustee will distribute any net income in the Income Account on or near the Income Distribution Dates to Unit holders of record on the preceding Income Distribution Record Date. See "Summary of Essential Information." No income distribution will be paid if accrued expenses of a Trust exceed amounts in the Income Account on the Income Distribution Dates. Distribution amounts will vary with changes in a Trust's fees and expenses, in dividends received and with the sale of Securities. The Trustee will distribute amounts in the Capital Account, net of amounts designated to meet redemptions, pay the deferred sales charge or pay expenses on the last day of each month to Unit holders of record on the fifteenth day of each month provided the amount equals at least $1.00 per 100 Units. If the Trustee does not have your TIN, it is required to withhold a certain percentage of your distribution and deliver such amount to the Internal Revenue Service ("IRS"). You may recover this amount by giving your TIN to the Trustee, or when you file a tax return. However, you should check your statements to make sure the Trustee has your TIN to avoid this "back-up withholding."

We anticipate that there will be enough money in the Capital Account of a Trust to pay the deferred sales charge. If not, the Trustee may sell Securities to meet the shortfall.

Within a reasonable time after a Trust is terminated, you will receive the pro rata share of the money from the sale of the Securities.
However, if you are eligible, you may elect to receive an In-Kind
Distribution as described under "Amending or Terminating the Indenture." You will receive a pro rata share of any other assets remaining in your Trust after deducting any unpaid expenses.

The Trustee may establish reserves (the "Reserve Account") within a Trust to cover anticipated state and local taxes or any governmental charges to be paid out of such Trust.

Distribution Reinvestment Option. You may elect to have each distribution of income and/or capital reinvested into additional Units of your Trust by notifying the Trustee at least 10 days before any Record Date. Distributions on Units identified by the Wrap CUSIP will be automatically reinvested into additional Units of your Trust. Each later distribution of income and/or capital on your Units will be reinvested by the Trustee into additional Units of your Trust. You will have to pay the remaining deferred sales charge on any Units acquired pursuant to this distribution reinvestment option. This option may not be available in all states.PLEASE NOTE THAT EVEN IF YOU REINVEST DISTRIBUTIONS, THEY ARE STILL CONSIDERED DISTRIBUTIONS FOR INCOME TAX PURPOSES.

                  Redeeming Your Units

You may redeem all or a portion of your Units at any time by sending the certificates representing the Units you want to redeem to the Trustee at its unit investment trust office. If your Units are uncertificated, you need only deliver a request for redemption to the Trustee. In either case, the certificates or the redemption request must be properly endorsed with proper instruments of transfer and signature guarantees as explained in "Rights of Unit Holders-Unit Ownership" (or by providing satisfactory indemnity if the certificates were lost, stolen, or destroyed). No redemption fee will be charged, but you are responsible for any governmental charges that apply. Three business days after the day you tender your Units (the "Date of Tender") you will receive cash in an amount for each Unit equal to the Redemption Price per Unit calculated at the Evaluation Time on the Date of Tender.

The Date of Tender is considered to be the date on which the Trustee receives your certificates or redemption request (if such day is a day the NYSE is open for trading). However, if your certificates or redemption request are received after 4:00 p.m. Eastern time (or after any earlier closing time on a day on which the NYSE is scheduled in advance to close at such earlier time), the Date of Tender is the next day the NYSE is open for trading.

Any amounts paid on redemption representing income will be withdrawn from the Income Account if funds are available for that purpose, or from the Capital Account. All other amounts paid on redemption will be taken from the Capital Account. The IRS will require the Trustee to withhold a portion of your redemption proceeds if it does not have your TIN, as generally discussed under "Income and Capital Distributions."

If you tender 1,000 Units or more for redemption, rather than receiving cash, you may elect to receive an In-Kind Distribution in an amount equal to the Redemption Price per Unit by making this request in writing to the Trustee at the time of tender. However, no In-Kind Distribution requests submitted during the nine business days prior to a Trust's Mandatory Termination Date will be honored. Where possible, the Trustee will make an In-Kind Distribution by distributing each of the Securities in book-entry form to your bank or broker/dealer account at the Depository Trust Company. The Trustee will subtract any customary transfer and registration charges from your In-Kind Distribution. As a tendering Unit holder, you will receive your pro rata number of whole shares of the Securities that make up the portfolio, and cash from the Capital Account equal to the fractional shares to which you are entitled.

The Trustee may sell Securities to make funds available for redemption. If Securities are sold, the size and diversification of a Trust will be reduced. These sales may result in lower prices than if the Securities were sold at a different time.

Your right to redeem Units (and therefore, your right to receive payment) may be delayed:

- If the NYSE is closed (other than customary weekend and holiday closings);

- If the SEC determines that trading on the NYSE is restricted or that an emergency exists making sale or evaluation of the Securities not reasonably practical; or

-  For any other period permitted by SEC order.

The Trustee is not liable to any person for any loss or damage which may result from such a suspension or postponement.

The Redemption Price.

The Redemption Price per Unit is determined by the Trustee by:

adding

1. cash in the Income and Capital Accounts of a Trust not designated to purchase Securities;

2. the aggregate value of the Securities held in a Trust; and

3. dividends receivable on the Securities trading ex-dividend as of the date of computation; and deducting

1. any applicable taxes or governmental charges that need to be paid out of a Trust;

2. any amounts owed to the Trustee for its advances;

3. estimated accrued expenses of a Trust, if any;

4. cash held for distribution to Unit holders of record of a Trust as of the business day before the evaluation being made;

5. liquidation costs for foreign Securities, if any; and

6. other liabilities incurred by a Trust; and

dividing

1. the result by the number of outstanding Units of a Trust.

Any remaining deferred sales charge on the Units when you redeem them will be deducted from your redemption proceeds. In addition, until the earlier of six months after the Initial Date of Deposit or the end of the initial offering period, the Redemption Price per Unit will include estimated organization costs as set forth under "Fee Table."

            Removing Securities from a Trust

The portfolios of the Trusts are not managed. However, we may, but are not required to, direct the Trustee to dispose of a Security in certain limited circumstances, including situations in which:

- The issuer of the Security defaults in the payment of a declared dividend;

-  Any action or proceeding prevents the payment of dividends;

-  There is any legal question or impediment affecting the Security;

- The issuer of the Security has breached a covenant which would affect the payment of dividends, the issuer's credit standing, or otherwise damage the sound investment character of the Security;

- The issuer has defaulted on the payment of any other of its outstanding obligations;

- There has been a public tender offer made for a Security or a merger or acquisition is announced affecting a Security, and that in our opinion the sale or tender of the Security is in the best interest of Unit holders; or

- The price of the Security has declined to such an extent, or such other credit factors exist, that in our opinion keeping the Security would be harmful to a Trust.

Except in the limited instance in which a Trust acquires Replacement Securities, as described in "The FT Series," a Trust may not acquire any securities or other property other than the Securities. The Trustee, on behalf of the Trusts, will reject any offer for new or exchanged securities or property in exchange for a Security, such as those acquired in a merger or other transaction. If such exchanged securities or property are nevertheless acquired by a Trust, at our instruction, they will either be sold or held in such Trust. In making the determination as to whether to sell or hold the exchanged securities or property we may get advice from each Portfolio Supervisor. Any proceeds received from the sale of Securities, exchanged securities or property will be credited to the Capital Account for distribution to Unit holders or to meet redemption requests. The Trustee may retain and pay us or an affiliate of ours to act as agent for a Trust to facilitate selling Securities, exchanged securities or property from the Trusts. If we or our affiliate act in this capacity, we will be held subject to the restrictions under the Investment Company Act of 1940, as amended.

The Trustee may sell Securities designated by us or, absent our direction, at its own discretion, in order to meet redemption requests or pay expenses. In designating Securities to be sold, we will try to maintain the proportionate relationship among the Securities. If this is not possible, the composition and diversification of a Trust may be changed. To get the best price for a Trust we may specify minimum amounts (generally 100 shares) in which blocks of Securities are to be sold. We may consider sales of units of unit investment trusts which we sponsor when we make recommendations to the Trustee as to which broker/dealers they select to execute a Trust's portfolio transactions, or when acting as agent for a Trust in acquiring or selling Securities on behalf of the Trusts.

          Amending or Terminating the Indenture

Amendments. The Indenture may be amended by us and the Trustee without your consent:

-  To cure ambiguities;

-  To correct or supplement any defective or inconsistent provision;

-  To make any amendment required by any governmental agency; or

- To make other changes determined not to be materially adverse to your best interests (as determined by us and the Trustee).

Termination. As provided by the Indenture, the Trusts will terminate on the Mandatory Termination Date as stated in the "Summary of Essential Information" for each Trust. The Trusts may be terminated earlier:

-  Upon the consent of 100% of the Unit holders of a Trust;

- If the value of the Securities owned by a Trust as shown by any evaluation is less than the lower of $2,000,000 or 20% of the total value of Securities deposited in such Trust during the initial offering period ("Discretionary Liquidation Amount"); or

- In the event that Units of a Trust not yet sold aggregating more than 60% of the Units of such Trust are tendered for redemption by underwriters, including the Sponsor.

Prior to termination, the Trustee will send written notice to all Unit holders which will specify how you should tender your certificates, if any, to the Trustee. If a Trust is terminated due to this last reason, we will refund your entire sales charge; however, termination of a Trust before the Mandatory Termination Date for any other stated reason will result in all remaining unpaid deferred sales charges on your Units being deducted from your termination proceeds. For various reasons, a Trust may be reduced below the Discretionary Liquidation Amount and could therefore be terminated before the Mandatory Termination Date.

Unless terminated earlier, the Trustee will begin to sell Securities in connection with the termination of a Trust during the period beginning nine business days prior to, and no later than, the Mandatory Termination Date. We will determine the manner and timing of the sale of Securities. Because the Trustee must sell the Securities within a relatively short period of time, the sale of Securities as part of the termination process may result in a lower sales price than might otherwise be realized if such sale were not required at this time.

If you own at least 1,000 Units of a Trust the Trustee will send you a form at least 30 days prior to the Mandatory Termination Date which will enable you to receive an In-Kind Distribution (reduced by customary transfer and registration charges) rather than the typical cash distribution. See "Tax Status" for additional information. You must notify the Trustee at least ten business days prior to the Mandatory Termination Date if you elect this In-Kind Distribution option. If you do not elect to participate in the In-Kind Distribution option, you will receive a cash distribution from the sale of the remaining Securities, along with your interest in the Income and Capital Accounts, within a reasonable time after such Trust is terminated. Regardless of the distribution involved, the Trustee will deduct from the Trusts any accrued costs, expenses, advances or indemnities provided for by the Indenture, including estimated compensation of the Trustee and costs of liquidation and any amounts required as a reserve to pay any taxes or other governmental charges.

    Information on the Sponsor, Trustee and Evaluator

The Sponsor.

We, Nike Securities L.P., specialize in the underwriting, trading and wholesale distribution of unit investment trusts under the "First Trust" brand name and other securities. An Illinois limited partnership formed in 1991, we act as Sponsor for successive series of:

-  The First Trust Combined Series

-  FT Series (formerly known as The First Trust Special Situations Trust)

-  The First Trust Insured Corporate Trust

-  The First Trust of Insured Municipal Bonds

-  The First Trust GNMA

First Trust introduced the first insured unit investment trust in 1974. To date we have deposited more than $25 billion in First Trust unit investment trusts. Our employees include a team of professionals with many years of experience in the unit investment trust industry.

We are a member of the National Association of Securities Dealers, Inc. and Securities Investor Protection Corporation. Our principal offices are at 1001 Warrenville Road, Lisle, Illinois 60532; telephone number
(630) 241-4141. As of December 31, 1998, the total partners' capital of Nike Securities L.P. was $18,506,548 (audited).

This information refers only to us and not to the Trusts or to any series of the Trusts or to any other dealer. We are including this information only to inform you of our financial responsibility and our ability to carry out our contractual obligations. We will provide more detailed financial information on request.

The Trustee.

The Trustee is The Chase Manhattan Bank, with its principal executive office located at 270 Park Avenue, New York, New York 10017 and its unit investment trust office at 4 New York Plaza, 6th Floor, New York, New York, 10004-2413. If you have questions regarding the Trusts, you may call the Customer Service Help Line at 1-800-682-7520. The Trustee is supervised by the Superintendent of Banks of the State of New York, the Federal Deposit Insurance Corporation and the Board of Governors of the Federal Reserve System.

The Trustee has not participated in selecting the Securities for the Trusts; it only provides administrative services.

Limitations of Liabilities of Sponsor and Trustee.

Neither we nor the Trustee will be liable for taking any action or for not taking any action in good faith according to the Indenture. We will also not be accountable for errors in judgment. We will only be liable for our own willful misfeasance, bad faith, gross negligence (ordinary negligence in the Trustee's case) or reckless disregard of our obligations and duties. The Trustee is not liable for any loss or depreciation when the Securities are sold. If we fail to act under the Indenture, the Trustee may do so, and the Trustee will not be liable for any action it takes in good faith under the Indenture.

The Trustee will not be liable for any taxes or other governmental charges or interest on the Securities which the Trustee may be required to pay under any present or future law of the United States or of any other taxing authority with jurisdiction. Also, the Indenture states other provisions regarding the liability of the Trustee.

If we do not perform any of our duties under the Indenture or are not able to act or become bankrupt, or if our affairs are taken over by public authorities, then the Trustee may:

- Appoint a successor sponsor, paying them a reasonable rate not more than that stated by the SEC;

-  Terminate the Indenture and liquidate the Trusts; or

-  Continue to act as Trustee without terminating the Indenture.

The Evaluator.

The Evaluator is First Trust Advisors L.P., an Illinois limited partnership formed in 1991 and an affiliate of the Sponsor. The
Evaluator's address is 1001 Warrenville Road, Lisle, Illinois 60532.

The Trustee, Sponsor and Unit holders may rely on the accuracy of any evaluation prepared by the Evaluator. The Evaluator will make determinations in good faith based upon the best available information, but will not be liable to the Trustee, Sponsor or Unit holders for errors in judgment.

                    Other Information

Legal Opinions.

Our counsel is Chapman and Cutler, 111 W. Monroe St., Chicago, Illinois, 60603. They have passed upon the legality of the Units offered hereby and certain matters relating to federal tax law. Carter, Ledyard & Milburn acts as the Trustee's counsel, as well as special New York tax counsel for the Trusts.

Experts.

Ernst & Young LLP, independent auditors, have audited the Trusts' statements of net assets, including the schedules of investments, at the opening of business on the Initial Date of Deposit, as set forth in their report. We've included the Trusts' statements of net assets, including the schedules of investments, in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

Supplemental Information.

If you write or call the Trustee, you will receive free of charge supplemental information about this Series, which has been filed with the SEC and to which we have referred throughout. This information states more specific details concerning the nature, structure and risks of this product.

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Page 50


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Page 51


                   FIRST TRUST (registered trademark)

                  BANDWIDTH SELECT PORTFOLIO, SERIES 3
               E-INFRASTRUCTURE SELECT PORTFOLIO, SERIES 2
              GENOMICS & PROTEOMICS SELECT PORTFOLIO SERIES
                GLOBAL TECHNOLOGY SELECT PORTFOLIO SERIES
          SOFTWARE INNOVATIONS 2000 SELECT PORTFOLIO, SERIES 2
             WORLD WIDE WIRELESS SELECT PORTFOLIO, SERIES 2
                      BANDWIDTH PORTFOLIO, SERIES 3
                  E-INFRASTRUCTURE PORTFOLIO, SERIES 2
                 GENOMICS & PROTEOMICS PORTFOLIO SERIES
                   GLOBAL TECHNOLOGY PORTFOLIO SERIES
              SOFTWARE INNOVATIONS 2000 PORTFOLIO, SERIES 3
                 WORLD WIDE WIRELESS PORTFOLIO, SERIES 2
                                 FT 415

                                Sponsor:

                          NIKE SECURITIES L.P.

                    1001 Warrenville Road, Suite 300
                          Lisle, Illinois 60532
                             1-630-241-4141

                                Trustee:

                        The Chase Manhattan Bank

                       4 New York Plaza, 6th floor
                      New York, New York 10004-2413
                             1-800-682-7520
                          24-Hour Pricing Line:
                             1-800-446-0132

  This prospectus contains information relating to the above-mentioned unit investment trusts, but does not contain all of the information about this investment company as filed with the Securities and Exchange
                Commission in Washington, D.C. under the:

- Securities Act of 1933 (file no. 333-     ) and

- Investment Company Act of 1940 (file no. 811-05903)

     Information about the Trusts can be reviewed and copied at the Securities and Exchange Commission's Public Reference Room in Washington
   D.C. Information regarding the operation of the Commission's Public Reference Room may be obtained by calling the Commission at 1-202-942-
                                  8090.

 Information about the Trusts is available on the EDGAR Database on the
                      Commission's Internet site at
                           http://www.sec.gov.

                 To obtain copies at prescribed rates -

              Write: Public Reference Section of the Commission
                     450 Fifth Street, N.W., Washington, D.C. 20549-0102 e-mail address: publicinfo@sec.gov

                             March __, 2000

           PLEASE RETAIN THIS PROSPECTUS FOR FUTURE REFERENCE

Page 52





                           MEMORANDUM

                           Re:  FT 415

     The only difference of consequence (except as described below) between FT 410, which is the current fund, and FT 415, the filing of which this memorandum accompanies, is the change in the series number. The list of securities comprising the Fund, the evaluation, record and distribution dates and other changes pertaining specifically to the new series, such as size and number of Units in the Fund and the statement of condition of the new Fund, will be filed by amendment.


                            1940 ACT


                      FORMS N-8A AND N-8B-2

     These forms were not filed, as the Form N-8A and Form N-8B-2 filed in respect of Templeton Growth and Treasury Trust, Series 1 and subsequent series (File No. 811-05903) related also to the subsequent series of the Fund.


                            1933 ACT


                           PROSPECTUS

     The only significant changes in the Prospectus from the FT 410 Prospectus relate to the series number and size and the date and various items of information which will be derived from and apply specifically to the securities deposited in the Fund.




               CONTENTS OF REGISTRATION STATEMENT


ITEM A    Bonding Arrangements of Depositor:

          Nike Securities L.P. is covered by a Broker's Fidelity
          Bond, in the total amount of $1,000,000, the insurer being National Union Fire Insurance Company of
          Pittsburgh.

ITEM B This Registration Statement on Form S-6 comprises the following papers and documents:

          The facing sheet

          The Prospectus

          The signatures

          Exhibits


                               S-1
                           SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant, FT 415 has duly caused this Registration
Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Village of Lisle and State of Illinois on February 25, 2000.

                           FT 415
                                     (Registrant)

                           By:    NIKE SECURITIES L.P.
                                     (Depositor)


                           By        Robert M. Porcellino
                                      Senior Vice President


     Pursuant to the requirements of the Securities Act of  1933,
this  Registration  Statement  has  been  signed  below  by   the
following person in the capacity and on the date indicated:


NAME                   TITLE*                      DATE

David J. Allen         Sole Director of
                       Nike Securities        February 25, 2000
                       Corporation, the
                       General Partner of
                       Nike Securities L.P. Robert M. Porcellino
                                              Attorney-in-Fact**






___________________________
* The title of the person named herein represents his capacity in and relationship to Nike Securities L.P., the Depositor.

** An executed copy of the related power of attorney was filed with the Securities and Exchange Commission in connection with Amendment No. 1 to form S-6 of The First Trust Combined Series 258 (File No. 33-63483) and the same is hereby incorporated by this reference.


                               S-2
                       CONSENTS OF COUNSEL

     The consents of counsel to the use of their names in the Prospectus included in this Registration Statement will be contained in their respective opinions to be filed as Exhibits
3.1, 3.2, 3.3 and 3.4 of the Registration Statement.


                  CONSENT OF ERNST & YOUNG LLP

     The consent of Ernst & Young LLP to the use of its name and to the reference to such firm in the Prospectus included in this Registration Statement will be filed by amendment.


              CONSENT OF FIRST TRUST ADVISORS L.P.

     The consent of First Trust Advisors L.P. to the use of its name in the Prospectus included in the Registration Statement is filed as Exhibit 4.1 to the Registration Statement.


                                S-3
                          EXHIBIT INDEX

1.1 Form of Standard Terms and Conditions of Trust for The First Trust Special Situations Trust, Series 22 and certain subsequent Series, effective November 20, 1991 among Nike Securities L.P., as Depositor, United States Trust Company of New York as Trustee, Securities Evaluation Service, Inc., as Evaluator, and Nike Financial Advisory Services L.P. as Portfolio Supervisor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-43693] filed on behalf of The First Trust Special Situations Trust, Series 22).

1.1.1* Form  of  Trust Agreement for FT 415 among Nike Securities
       L.P., as Depositor, The Chase Manhattan Bank, as Trustee and First Trust Advisors L.P., as Evaluator and Portfolio
       Supervisor.

1.2 Copy of Certificate of Limited Partnership of Nike Securities L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.3    Copy   of   Amended   and  Restated  Limited   Partnership
       Agreement of Nike Securities L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No.
       33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.4 Copy of Articles of Incorporation of Nike Securities Corporation, the general partner of Nike Securities L.P., Depositor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.5    Copy  of  By-Laws  of  Nike  Securities  Corporation,  the
       general partner of Nike Securities L.P., Depositor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

2.1    Copy of Certificate of Ownership (included in Exhibit  1.1 filed herewith on page 2 and incorporated herein by reference).

3.1* Opinion of counsel as to legality of Securities being registered.

3.2* Opinion of counsel as to Federal income tax status of Securities being registered.

                               S-4

3.3* Opinion of counsel as to New York income tax status of Securities being registered.

3.4*   Opinion of counsel as to advancement of funds by Trustee.

4.1*   Consent of First Trust Advisors L.P.

6.1 List of Directors and Officers of Depositor and other related information (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

7.1 Power of Attorney executed by the Director listed on page S-3 of this Registration Statement (incorporated by reference to Amendment No. 1 to Form S-6 [File No.
       33-63483]  filed  on  behalf of The First  Trust  Combined
       Series 258).


___________________________________
* To be filed by amendment.

                               S-5